Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ROPER TECHNOLOGIES, INC.,

PROJECT V MERGER SUB INC.

and

PROJECT VIKING HOLDINGS, INC.

MADE AND ENTERED INTO AS OF AUGUST 12, 2020

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TABLE OF CONTENTS

(Continued)

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TABLE OF CONTENTS

(Continued)

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INDEX OF ANNEXES*

Annex	Description

Annex A	Defined Terms

Annex B	Form of Certificate of Merger

Annex C	Paying Agent Agreement

Annex D	Form of Letter of Transmittal

Annex E	Form of Stockholder Written Consent

Annex F	Knowledge

Annex G-1	Form of Management Restrictive Covenant Agreement

Annex G-2	Stockholders List

Annex H-1	Form of Investor Restrictive Covenant Agreement

Annex H-2	Stockholders List

Annex I	Form of Option Cancellation Agreement

[* All annexes and schedules other than Annex A have been omitted from this Exhibit 2.1, and Roper Technologies, Inc. will furnish the omitted annexes and schedules to the Securities and Exchange Commission upon request.]

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as amended, this “Agreement”) is made and entered into as of August 12, 2020 by and among Roper Technologies, Inc., a Delaware corporation (“Parent”), Project V Merger Sub Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and Project Viking Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms in this Agreement have the respective meanings ascribed to them in this Agreement or in Annex A. Each of Parent, Merger Sub and Company is sometimes referred to herein as a “Party” and collectively, the “Parties”).

RECITALS

A. The board of directors of each of Parent, Merger Sub and the Company (i) has approved and declared advisable and in the best interests of each such company and its respective stockholders that Parent acquire the Company through the statutory merger of Merger Sub with and into the Company, with the Company as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and (ii) approved this Agreement and the transactions contemplated hereby upon the terms and subject to the conditions set forth herein.

B. The board of directors of the Company (the “Company Board”) has unanimously recommended that its stockholders adopt and approve this Agreement, the Merger and the other transactions contemplated hereby;

C. Pursuant to the Merger, among other things, all of the outstanding Company Common Stock and Vested Company Options shall be converted into the right to receive the consideration set forth herein.

D. As a condition to Parent’s willingness to enter into this Agreement, the Company will deliver contemporaneously with the execution and delivery of this Agreement, (a) a restrictive covenant agreement in the form of Annex G-1 (the “Management Restrictive Covenant Agreement”) that has been executed and delivered by the Stockholders set forth on Annex G-2, and (b) a restrictive covenant agreement in the form of Annex H-1 (the “Investor Restrictive Covenant Agreement” and, together with the Management Restrictive Covenant Agreement, the “Restrictive Covenant Agreements”) that has been executed and delivered by the Stockholders set forth on Annex H-2.

E. The Parties desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, and applicable provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a direct or indirect wholly owned Subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation.”

1.2 Closing.

(a) Subject to the satisfaction or, if permissible, waiver by the person entitled to the benefit thereof of the conditions set forth in ARTICLE V, the closing of the Merger (the “Closing”) will take place as promptly as practicable after the execution and delivery of this Agreement by the Parties hereto, but no later than three (3) Business Days following satisfaction or waiver of the conditions set forth in ARTICLE V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver, if permissible, by the person entitled to the benefit thereof of those conditions); provided that, without limiting the foregoing, without the prior written consent of the Parent, the Closing shall not occur at any time prior to the earlier of (i) the forty-fifth (45th) day after the date hereof and (ii) three (3) Business Days following receipt of the proceeds from the New Debt Financing. In lieu of an in-person meeting, the Closing will take place remotely via teleconference and electronic exchange of documents and signatures. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”.

(b) At the Closing, (i) the Parties hereto shall cause a Certificate of Merger, in substantially the form attached hereto as Annex B, to be filed with the Secretary of State of the State of Delaware (the “Certificate of Merger”), in accordance with the applicable provisions of the DGCL; (ii) Parent shall deposit or shall cause to be deposited with a paying agent selected jointly by Parent and the Company prior to the Closing (the “Paying Agent”) pursuant to a paying agent agreement to be dated as of the Closing Date and substantially in the form of Annex C (the “Paying Agent Agreement”), by wire transfer of immediately available funds, an amount in cash equal to the Aggregate Stockholder Proceeds (the “Payment Fund”); (iii) Parent shall deposit or shall cause to be deposited with the Company, by wire transfer of immediately available funds, an amount in cash equal to the Aggregate Option Proceeds (less any cash on hand at the Company and its Subsidiaries, provided that such aggregate amount is sufficient to make the payments required by Section 1.6(c)); (iv) Parent shall pay or cause to be paid, by wire transfer of immediately available funds, all unpaid Company Transaction Expenses in accordance with written instructions delivered by the Company at least two Business Days prior to the Closing Date and as set forth on the Payment Spreadsheet; (v) Parent shall pay or cause to be paid, by wire transfer of immediately available funds, all Payoff Indebtedness (if any) in accordance with customary debt payoff letters (the “Payoff Letters”) providing for the release and termination of all Liens securing any such Payoff Indebtedness upon payment in full of all amounts due and owing with respect to the Payoff Indebtedness, with such Payoff Letters delivered to the Parent at least three (3) Business Days prior to the Closing Date, and (vi) the Parties shall duly execute and deliver the Paying Agent Agreement.

1.3 Effect of the Merger. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”). Subject to Section 8.13 of this Agreement, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws.

(a) Unless otherwise agreed by Parent and the Company prior to the Effective Time, at the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that (i) the name of the corporation shall be the name of the Company, (ii) the provisions related to indemnification, exculpation and advancement of expenses shall be at least as favorable as the indemnification, exculpation and advancement of expenses provisions as those set forth in the certificate of incorporation of the Company as in effect immediately prior to the Effective Time and as made available to Parent and (iii) the identity of the incorporator shall be deleted.

(b) Unless otherwise agreed by Parent and the Company prior to the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that (i) the name of the corporation shall be the name of the Company and (ii) the provisions related to indemnification, exculpation and advancement of expenses shall be at least as favorable as the indemnification, exculpation and advancement of expenses provisions as those set forth in the bylaws of the Company as in effect immediately prior to the Effective Time and as made available to Parent.

1.5 Directors and Officers.

(a) Directors. Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become, at the Effective Time, the directors of the Surviving Corporation, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected and qualified, or until their earlier resignation or removal.

(b) Officers. Unless otherwise determined by Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall become, at the Effective Time, the officers of the Surviving Corporation, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation until their successors are duly appointed and qualified, or until their earlier resignation or removal.

1.6 Effect of Merger on the Capital Stock of the Constituent Corporations and Company Options.

(a) Effect on Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holder(s) of shares of common stock of Merger Sub, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, which, subject to Section 1.6(b)(ii) (if applicable), shall constitute the only outstanding shares of capital stock of the Surviving Corporation. Each stock certificate of Merger Sub, if any, evidencing ownership of any such shares of common stock of Merger Sub shall thereafter evidence ownership of such shares of common stock of the Surviving Corporation.

(b) Effect on Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of shares of Company Common Stock:

(i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any such shares that are Dissenting Shares or Excluded Shares) shall be cancelled and extinguished and be converted automatically into the right to receive an amount in cash (without interest) equal to the Per Share Consideration as set forth on the Allocation Schedule; provided that no Stockholder shall be entitled to receive any of the Merger Consideration unless and until such Stockholder has executed and delivered to the Paying Agent the Letter of Transmittal and otherwise complied with Section 1.8(a);

(ii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a Subsidiary of the Company or Parent shall be converted into such number of validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation such that each such Subsidiary of the Company and Parent owns the same percentage of the outstanding capital stock of the Surviving Corporation as it owned in the Company immediately prior to the Effective Time; and

(iii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by the Company (whether as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time (each, together with the shares referred to in Section 1.6(b)(ii), an “Excluded Share”) shall be cancelled and extinguished as of the Effective Time.

Each share of Company Common Stock to be converted into the right to receive the applicable Per Share Consideration as provided in this Section 1.6(b) shall be automatically cancelled and shall cease to exist, and the holders of certificates (the “Company Stock Certificates”) that immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Company Stock Certificates in accordance with Section 1.8, the applicable Per Share Consideration.

(c) Effect on Company Options. Neither Parent nor the Surviving Corporation shall assume any Company Option in connection with the consummation of the transactions contemplated hereby. Instead, each Company Option shall be treated as follows:

(i) At the Effective Time, each Vested Company Option which is outstanding and unexercised immediately prior to the Effective Time shall be cancelled and extinguished and be converted automatically into the right to receive an amount in cash (without interest) equal to the product of (i) the Option Consideration multiplied by (ii) the number of shares of Company Common Stock underlying such Company Option (such payment to be net of applicable withholding Taxes pursuant to Section 1.6(d)); provided that no Optionholder will be paid his or her portion of the Option Consideration until he or she has executed and delivered to the Company an option cancellation agreement substantially in the form of Annex I attached hereto (an “Option Cancellation Agreement”) and otherwise complied with Section 1.8(a)). Parent shall cause the Surviving Corporation to pay, by wire transfer of immediately available funds, to the holder of each such Company Option, as promptly as practicable after the Closing, the portion of the Aggregate Option Proceeds to which such holder is entitled pursuant to this Section 1.6(c).

(ii) At the Effective Time, each Unvested Company Option that is outstanding and unexercised (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the consummation of the Merger) as of immediately prior to the Effective Time shall be cancelled and extinguished without consideration.

(iii) At or prior to the Effective Time and subject to Section 1.6(c)(ii), the Company shall take all actions reasonably necessary (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof and any necessary consents from the holders of the Company Options) to terminate any plan or agreement governing the Company Options, as amended from time to time; provided that such resolutions and other actions may be conditioned upon the consummation of the Merger and shall be of no effect if this Agreement is terminated. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions and other written actions as may be required to effectuate the provisions of this Section 1.6(c)(iii).

(d) Withholding Taxes. The Company, Parent and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state or local or foreign Tax Law; provided, however, that the Person intending to deduct or withhold shall use reasonable best efforts to notify such Persons of any amounts otherwise payable to such Persons that it intends to deduct and withhold at least five (5) Business Days prior to the due date for any relevant payment, other than required withholdings (i) in respect of Vested Company Options or other compensatory payments for income, employment and similar Taxes or (ii) pursuant to Section 1445 of the Code if the Company has not provided certification pursuant to Section 4.11, and the Person intending to withhold with respect to such payments shall provide reasonable details regarding the provisions of Law that requires such deduction or withholding and the Parties shall work together in good faith to minimize such deduction or withholding. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable party in respect of whom such deduction and withholding were made. Notwithstanding anything to the contrary in this Agreement, all compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement shall be payable as promptly as possible through the Surviving Corporation’s payroll in accordance with applicable payroll procedures.

1.7 Dissenting Shares.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Common Stock held by a holder who has properly demanded and perfected his, her or its appraisal rights in accordance with the DGCL (“Dissenting Shares”) shall not be converted into or represent a right to receive the consideration for Company Common Stock set forth in Section 1.6(b), but the holder thereof shall only be entitled to such rights with respect to such Dissenting Shares as are provided by the DGCL.

(b) Notwithstanding the provisions of Section 1.7(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Common Stock, as applicable, set forth in Section 1.6(b), without interest thereon, upon surrender of the certificate representing such shares pursuant to the exchange procedures set forth in Section 1.8, including delivery of a duly executed and completed Letter of Transmittal. Parent shall be entitled to retain (or receive from the Paying Agent) any Merger Consideration that otherwise would have been paid in respect of the Dissenting Shares pending resolution of the claims of such holders, and, subject to this Section 1.7, no Securityholder shall be entitled to any portion of such retained Merger Consideration.

(c) During the Pre-Closing Period, the Company shall give Parent (i) prompt written notice of any written notice, written threat or written intent (or, to the Knowledge of the Company, any other notice, threat or intent) to demand appraisal under the DGCL or demand for appraisal under the DGCL received by the Company, and (ii) the opportunity to participate in and control (provided that such control is in compliance with applicable Law and does not give rise to any liability or obligation of the Company in the event the Closing is not consummated) all negotiations and proceedings with respect to such demands. During the Pre-Closing Period, the Company shall not voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands and shall not use an estimate of fair value in an amount greater than the applicable Per Share Consideration in any offer of payment, in each case, without Parent’s prior written consent.

1.8 Mechanics of Exchange.

(a) Exchange Procedures. The Paying Agent shall act as exchange and paying agent hereunder for the payment and delivery of amounts payable in exchange for shares of Company Common Stock due hereunder. As promptly as practicable after the date hereof, the Company shall mail to each Stockholder on the date hereof and from time to time hereafter a letter of transmittal (the “Letter of Transmittal”) in the form attached hereto as Annex D. The Letter of Transmittal shall specify that, in the event of a termination of this Agreement prior to the Closing pursuant to ARTICLE VI, the Paying Agent shall return such certificates to the holder of record. Upon surrender of a Company Stock Certificate(s) (or affidavits of loss in lieu thereof) for cancellation to the Paying Agent, together with a duly completed and validly executed Letter of Transmittal, subject to the conditions set forth in, and otherwise in accordance with this Agreement and the Letter of Transmittal, the holder of such Company Stock Certificate(s) shall be entitled to receive in exchange therefor the amount in cash of the Aggregate Stockholder Proceeds to which such holder is entitled pursuant to Section 1.6(b) for each share of Company Common Stock formerly represented by such Company Stock Certificate(s) (such payment to be net of applicable withholding Taxes pursuant to Section 1.6(d)). Company Stock Certificate(s) so surrendered shall be cancelled at the Effective Time. To the extent that any Company Stock Certificate(s) are held in escrow, the Surviving Corporation shall direct such Company Stock Certificate(s) to be released from escrow and delivered to the Paying Agent for cancellation promptly following the Effective Time. Parent shall cause the Paying Agent to pay such amounts, by wire transfer of immediately available funds (or by check if the holder (or beneficial holder in the case of Company Common Stock represented by Company Stock Certificate(s) held in escrow) of a Company Stock Certificate does not provide wire instructions), to the holder (or beneficial holder in the case of Company Common Stock represented by Company Stock Certificate(s) held in escrow) of each such Company Stock Certificate(s) (or affidavits of loss in lieu thereof) (i) immediately following the Effective Time for any holder who has delivered such holder’s Company Stock Certificate(s) (or affidavits or loss in lieu thereof) and a duly completed and validly executed Letter of Transmittal at least three (3) Business Days prior to Closing and (ii) otherwise, within two (2) Business Days after the Paying Agent’s receipt of such Company Stock Certificate(s) (or affidavits of loss in lieu thereof), together with a duly completed and validly executed Letter of Transmittal. Until so surrendered, each outstanding Company Stock Certificate will be deemed for all corporate purposes to evidence only the right to receive the amount of cash into which such shares of Company Common Stock shall be so exchanged. If payment is to be made to a Person (other than the record or registered Securityholder), it shall be a condition to such payment that any certificates representing the Company Common Stock so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment being made to a Person (other than the record or registered Securityholder) or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(b) Lost, Stolen or Destroyed Certificates. If any Company Stock Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and an indemnity reasonably satisfactory to the Surviving Corporation against any claim that may be made against the Surviving Corporation or any of its Affiliates with respect to such certificate or instrument, the Paying Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate the applicable Per Share Consideration to which the holder thereof is entitled pursuant to Section 1.6(b), for each share of Company Common Stock formerly represented by such Company Stock Certificates.

(c) Payment Fund. Parent shall cause the Payment Fund to be held (i) pursuant to this Agreement and (ii) for the benefit of the Stockholders as set forth herein. The Payment Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.6(b), except as expressly provided for in this Agreement. The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, however, that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by Section 1.6(b), and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock as set forth herein in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America.

In the event the Payment Fund is insufficient to make the payments contemplated by Section 1.6(b), Parent shall promptly deposit, or cause to be deposited, an additional amount of immediately available funds with the Paying Agent equal to the deficiency in the amount required to make such payment. Any portion of the Payment Fund which remains undistributed to the holders of Company Stock Certificates on the first anniversary of the Closing Date shall be delivered to Parent, upon demand, and any Stockholder who has not theretofore delivered or surrendered such Stockholder’s Company Stock Certificate(s) to the Paying Agent, subject to applicable Law, shall thereafter look as a general creditor only to Parent for payment of such Stockholder’s entitlement to the applicable Per Share Consideration, subject to compliance with the provisions of Section 1.8(a), including the due surrender of any Company Stock Certificates and the delivery of a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto. No interest will be paid or will accrue on any amount payable upon surrender of any Company Stock Certificate.

(d) No Liability. Notwithstanding anything to the contrary in this Section 1.8, none of the Paying Agent, Parent, the Surviving Corporation or any other Person shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by a Securityholder after five years after the Effective Time (or such earlier date prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

(e) Transfers of Ownership. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

(f) No Further Ownership Rights in Company Common Stock. If Company Stock Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Per Share Consideration, as provided for in Section 1.6(b), for each share of Company Common Stock formerly represented by such Company Stock Certificates.

1.9 Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is necessary or desirable to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, then the officers and directors of the Surviving Corporation are hereby authorized, empowered and directed in the name of and on behalf of the Company to execute and deliver any and all things and to take such action as is necessary or desirable to vest or to perfect or confirm title to such property or rights in the Surviving Corporation.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed in the disclosure schedule dated as of the date of this Agreement and delivered herewith by the Company to Parent (the “Company Disclosure Letter”) corresponding to the applicable section and subsection, as applicable of this ARTICLE II (or disclosed in any other section or subsection of the Company Disclosure Letter; provided, however, that it is reasonably apparent on its face that such disclosure is responsive to such other section or subsection), the Company hereby represents and warrants to each of Parent and Merger Sub as of the date of this Agreement, and as of the Closing Date, as follows:

2.1 Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified and authorized to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified and authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter, the amended and restated bylaws of the Company (the “Bylaws”), and any other Organizational Documents of the Company, each as currently amended and in effect. The Company is not in violation or breach of the Charter or the Bylaws or any other such Organizational Documents.

2.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement and each Related Agreement to which it will be a party; (b) perform its covenants and obligations hereunder and thereunder; (c) consummate the transactions contemplated hereunder and thereunder and (d) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery by the Company of this Agreement and each Related Agreement to which it will be a party, the performance by the Company of its covenants and obligations hereunder and thereunder, and the consummation of the Merger and the transactions contemplated hereunder and thereunder have been duly authorized by all necessary corporate action on the part of the Company and, other than filing the Certificate of Merger pursuant to the DGCL, no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery by the Company of this Agreement and each Related Agreement to which it is a party; (ii) the performance by the Company of its covenants and obligations hereunder and thereunder; (iii) the consummation of the Transaction contemplated hereunder and thereunder or (iv) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement and each Related Agreement to which the Company will be a party will when delivered, be duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent,

Merger Sub and the other parties thereto, as applicable, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity effecting the availability of specific performance and other equitable remedies (collectively, clauses (A) and (B), the “Enforceability Exceptions”).

2.3 Company Board Approval. The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery by the Company of this Agreement and each Related Agreement to which it will be a party, the performance by the Company of its covenants and other obligations hereunder and thereunder, and the consummation of the Merger and the Transactions upon the terms and conditions set forth herein and thereunder; and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger and the Transactions in accordance with the DGCL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way.

2.4 Requisite Stockholder Approval. Except as set forth in Section 2.4 of the Company Disclosure Letter, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Common Stock that is necessary pursuant to applicable Law, the amended and restated certificate of incorporation of the Company (the “Charter”), the Bylaws or any other Organizational Documents of the Company or any of its Subsidiaries to adopt this Agreement and consummate the Merger and the Transactions.

2.5 Non-Contravention. The execution and delivery by the Company of this Agreement and each Related Agreement to which it is a party, the performance by the Company of its covenants and obligations hereunder and thereunder, and the consummation of the Merger and the Transactions do not (a) contravene, violate or conflict with any provision of the Charter or the Bylaws or other Organizational Documents of the Company or any of its Subsidiaries; (b) violate, conflict with, result in the breach (or an event that, with or without notice or lapse of time or both, would become a breach) of, constitute a default (or an event that, with or without notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, result in a right of termination or acceleration pursuant to or require the consent of any Person under, any Material Contract or any material Permit; (c) assuming compliance with the matters referred to in Section 2.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except (x) as set forth on Section 2.5 of the Company Disclosure Letter, and (y) in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.6 Requisite Governmental Approvals. Assuming the truth and accuracy of the representations and warranties set forth in Section 3.4, no consent, approval, Order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company (a) in connection with the execution and delivery by the Company of this Agreement and each Related Agreement to which it will be a party; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement and each Related Agreement to which it will be a party; or (c) the consummation of the Merger or the transactions contemplated hereby or thereby, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act; (iv) Consents that may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any other third party’s) participation in the Merger (which Consents shall be solely the responsibility of Parent and Merger Sub); and (v) such Consents the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of 10,000 shares of Company Preferred Stock, 2,000,000 shares of Class A Common Stock and 150,000 shares of Class B Common Stock. As of the date hereof, there are no shares of Company Preferred Stock issued and outstanding, and 1,180,000.0000 shares of Class A Common Stock and 841.0518 shares of Class B Common Stock are issued and outstanding (which excludes the Company Options referred to in Section 2.7(b)). All issued and outstanding shares of Company Common Stock are (i) validly issued, fully paid, nonassessable and free of any preemptive rights and (ii) held of record by the Persons set forth in Section 2.7(a) of the Company Disclosure Letter.

(b) Stock Reservation. As of the date hereof, the Company has reserved 83,383.2976 shares of Class B Common Stock for issuance pursuant to the Company’s 2017 Stock Incentive Plan (as amended, the “Company Stock Plan”). As of the date hereof, pursuant to the Company Stock Plan, there are outstanding options (“Company Options”) to purchase 79,070.0534 shares of Class B Common Stock. With respect to the Company Options, Section 2.7 of the Company Disclosure Letter sets forth each individual holder, the respective grant date, expiration date, vesting schedule (including any accelerated vesting and performance criteria, if applicable), and exercise price.

(c) Company Securities. Except as set forth in Section 2.7 of the Company Disclosure Letter, as of the date hereof, there are (i) other than the Company Common Stock, no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) other than the Company Options, no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity, equity-based incentive or voting interest (including voting debt) in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity, equity-based or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity, equity-based or voting interest (including voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) other than the Company Options, no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

(d) Other Rights. Except as set forth in Section 2.7 of the Company Disclosure Letter, the Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

(e) No Repurchase of Company Securities. Except as set forth on Section 2.7(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (nor any Interested Party on its own behalf or on behalf of the Company or any of its Subsidiaries) has, since January 1, 2017, repurchased, redeemed or otherwise acquired, or agreed to repurchase, redeem or otherwise acquire, any Company Securities. For each transaction listed on Section 2.7(e) of the Company Disclosure Letter, Section 2.7(e) of the Company Disclosure Letter correctly lists the date of the consummation of any such transaction and the price paid for each unit of Company Securities so repurchased, redeemed or otherwise acquired.

2.8 Subsidiaries.

(a) Subsidiaries. Section 2.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization, and schedule of stockholders (other than the Company and its Subsidiaries) of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate (or similar) power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified and authorized to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified and authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar Organizational Documents of each Subsidiary of the Company, each as amended and in effect on the date of this Agreement. No Subsidiary of the Company is in violation or breach of its charter, bylaws or other similar Organizational Documents, except for such violations or breaches that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) is owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens arising under the Existing Credit Facilities) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement.

(c) Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries (the securities described in clauses (i) through (iii), “Subsidiaries Securities”).

(d) Other Investments. Other than equity securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person (other than its Subsidiaries as set forth in Section 2.8(a)).

2.9 Company Financial Statements; Indebtedness; Receivables; Internal Controls.

(a) Company Financial Statements. Section 2.9(a) of the Company Disclosure Letter sets forth a true, correct and complete copy of (i) the audited consolidated balance sheets and the related audited consolidated statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries for the years ended December 31, 2017, December 31, 2018 and December 31, 2019, and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of May 31, 2020 (the “Balance Sheet Date”) and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries for the five month period then ended (the financial statements referred to in items (i) and (ii), collectively, the “Company Financial Statements”). Except as set forth on Section 2.9(a) of the Company Disclosure Letter, the Company Financial Statements have been prepared, in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other, except for year-end adjustments (which are not reasonably expected to be material to the Company and its Subsidiaries) and the absence of footnotes in the case of the unaudited Company Financial Statements. The Company Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated therein, subject, in the case of the unaudited interim Company Financial Statements, to normal year-end adjustments (which are not reasonably expected to be material to the Company and its Subsidiaries) and the absence of footnotes.

(b) Indebtedness. Section 2.9(b) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, other than Indebtedness reflected in the Company Financial Statements.

(c) Receivables. All accounts, notes receivable and other receivables (other than receivables collected since the Balance Sheet Date) reflected on the Company Financial Statements are valid, genuine and are the results of arms’ length, bona fide transactions.

(d) Internal Controls. The Company and its Subsidiaries maintain in all material respects accurate books and records reflecting their assets and Liabilities and maintain proper and adequate internal accounting controls which provide reasonable assurance that, in all material respects, (i) transactions are executed with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in accordance with GAAP and to maintain accountability for the consolidated assets of the Company and its Subsidiaries. Since January 1, 2017, there have been no significant deficiencies in the design or operation of the Company’s and its Subsidiaries’ internal controls over financial reporting that would reasonably be expected to adversely affect in any material respect the ability of the Company and its Subsidiaries to record, process, summarize and report financial data or material weaknesses in internal controls over financial reporting and, to the Company’s Knowledge, there has been no fraud, whether or not material, with respect to the Company and its Subsidiaries that involved management or other employees of the Company and its Subsidiaries who have a significant role in the Company’s and its Subsidiaries’ internal controls over financial reporting.

2.10 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities, except Liabilities (a) to the extent reflected or reserved against in the Company Financial Statements; (b) that are expressly contemplated by this Agreement; (c) incurred in the ordinary course of business after the Balance Sheet Date; (d) under an executory portion of a Contract that have not yet been performed (excluding any Liabilities arising from breaches of such Contracts or defaults thereunder); or (e) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.11 Absence of Certain Changes.

(a) No Company Material Adverse Effect. Since December 31, 2019 (i) through the date of this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Forbearance. Except (i) for the Merger and the transactions contemplated by this Agreement, (ii) as set forth in Section 2.11 of the Company Disclosure Letter, and (iii) for any reasonable actions taken, or omitted to be taken, in response to COVID-19 or any COVID-19 Measures, since December 31, 2019 through the date of this Agreement to the extent that such action is reasonable and necessary to protect the health and safety of individuals who are officers, directors, employees or other service providers to the Company or any of its Subsidiaries (or individuals who interact with any of the foregoing in connection with the business of the Company and its Subsidiaries) or otherwise reasonably required to protect the business, operations, assets and financial condition of the Company and its Subsidiaries, the Company has not taken any action that would be prohibited by Section 4.1 if taken or proposed to be taken after the date of this Agreement.

2.12 Material Contracts.

(a) List of Material Contracts. Section 2.12(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound, and a true, correct and complete copy of each Material Contract has been made available to Parent, together with all exhibits, modifications, supplements and amendments thereto that, in each case, materially alter the terms of such Material Contracts (other than any purchase order, statement of work or similar agreement under a master services agreement or similar agreement so long as such purchase order, statement of work or similar agreement does not materially alter the terms of such master services or similar agreement).

(b) Validity. Each Material Contract is, and each Material Contract that would be required to be disclosed on Section 2.12(a) of the Company Disclosure Letter if in existence on the date hereof will be, legal, valid and binding on the Company, each such Subsidiary of the Company party thereto, and, to the Company’s Knowledge, any other party thereto, enforceable in accordance with its terms (subject to Enforceability Exceptions) and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Company’s Knowledge, any other party thereto is in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each such Subsidiary of the Company party thereto has performed all material obligations required to be performed by it to date under the applicable Material Contract and no event has occurred that, with or without notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults or failures to perform that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Termination of Material Contracts. As of the date hereof, (A) neither the Company nor any of its Subsidiaries has received written notice or, to the Knowledge of the Company, any other notice to the effect that any other party to any Material Contract intends to cancel or terminate any such Material Contract, or not to exercise any option to renew thereunder and (B) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice or, to the Knowledge of the Company, any other notice to the effect that any other party to any Material Contract intends to breach or attempt to materially and detrimentally alter the terms of such Material Contract.

2.13 Real Property; Assets.

(a) Owned Real Property. Since January 1, 2017, neither the Company nor any of its Subsidiaries owns or has owned any real property. To the Company’s Knowledge, between January 1, 2014 and January 1, 2017, neither the Company nor any of its Subsidiaries owned any real property.

(b) Leased Real Property. Section 2.13(b)(i) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). Each Lease is valid, binding, in full force and effect and enforceable in accordance with its terms (subject to Enforceability Exceptions). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or materially and adversely affect the current use by the Company or its Subsidiaries of the Leased Real Property, (i) the Company’s or its Subsidiaries’, as the case may be, possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed (other than as a result of COVID-19 or any COVID-19 Measure) and, to the Company’s Knowledge, there are no disputes with respect to such Lease; (ii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein; (iii) there are no Liens (other than Permitted Liens) on the estate or interest created by such Lease and (iv) since December 31, 2019, neither the Company nor any of its Subsidiaries has received notice of any default, acceleration of performance or notice of termination under any Lease. The Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all Liens (other than Permitted Liens). Neither the Company, nor any of its Subsidiaries or, to the Company’s Knowledge, any other party thereto, is in material breach of or default pursuant to any Lease. Except for the completion of the tenant improvement work performed (or to be performed) at landlord’s expense under the Lease for the Leased Real Property set forth on Section 2.13(b)(ii) of the Company Disclosure Letter, there are no tenant improvement work, construction work or other capital projects, material repairs, replacements or regularly schedule maintenance relating to any Leased Real Property that have not been completed and are currently being delayed or deferred by the Company or any of its Subsidiaries.

(c) Subleases. Section 2.13(c) of the Company Disclosure Letter contains a true, correct and complete list of all of the existing material subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future of the Leased Real Property. With respect to each of the Subleases, (i) there are no disputes with respect to such Sublease; and (ii) the other party to such Sublease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries.

(d) Assets. The Company and each of its Subsidiaries owns good title to, or holds pursuant to valid and enforceable leases all of the material assets shown to be owned or leased or owned by it on the Company Financial Statements, free and clear of all Liens other than Permitted Liens and except for assets disposed of by the Company or its Subsidiaries in the ordinary course of business since the date of the applicable Company Financial Statement. All such assets are in good condition and repair (ordinary wear and tear excepted) in all material respects and fit for use in the ordinary course of business. The Company or one of its Subsidiaries owns and has the right to use all of the material assets that are necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted.

2.14 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (a) has received any written notice or, to the Knowledge of the Company, any other notice alleging that the Company or any of its Subsidiaries has violated, or has any Liability under, any applicable Environmental Law; (b) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed, or arranged for the disposal, of any Hazardous Materials, including in violation of any applicable Environmental Law; (c) has exposed any employee or other Person to Hazardous Materials in violation of or in a manner giving rise to Liability under any applicable Environmental Law; (d) is a party to or is the subject of any pending or, to the Company’s Knowledge, threatened Action (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law; (e) has failed or is failing to comply with any Environmental Law; or (f) has owned or operated any property or facility contaminated by any Hazardous Materials in a manner giving rise to Liability under any applicable Environmental Law. To the Company’s Knowledge, there have been no releases of any amount of any Hazardous Materials, substances or wastes on, upon, into or from any of the real property leased by the Company or its Subsidiaries or other property operated or used by the Company or its Subsidiaries in quantities or concentrations which require remediation by the Company or its Subsidiaries pursuant to applicable Environmental Laws, except for any such remediation which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have all Permits required under Environmental Laws for the conduct of this business as currently conducted (“Environmental Permits”) except for Environmental Permits the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.15 Intellectual Property.

(a) Registered Intellectual Property; Proceedings. Section 2.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of (i) Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Registered Intellectual Property has been issued or registered (or where application has been made for issue or registration), along with application and registration numbers and dates; and (ii) Actions before any Governmental Authority (other than actions related to the ordinary course prosecution of Registered Intellectual Property before the United States Patent and Trademark Office or the equivalent authority anywhere in the world) related to any Company Intellectual Property. The Company has maintained all material Company Registered Intellectual Property consistent with reasonable business practices and all Company Registered Intellectual Property material to the operation of the business of the Company or its Subsidiaries is, to the Company’s Knowledge, valid, enforceable, in full force and effect and subsisting in all respects. None of the Company Intellectual Property is jointly owned with any Third Person.

(b) Sufficiency; Absence of Liens. The Company or one of its Subsidiaries owns, free and clear of any Liens (other than Permitted Liens), or has a valid license (or other valid right) to use, all Intellectual Property Rights that are necessary to conduct the businesses of the Company and its Subsidiaries as currently conducted. The Company or one of its Subsidiaries is the sole and exclusive owner of, and has good and valid legal and equitable title to, each item of Company Intellectual Property, free and clear of any Liens (other than Permitted Liens). There exist no material restrictions on the disclosure, use, license or transfer of the Company Intellectual Property.

(c) Transfers. Neither the Company nor any of its Subsidiaries has granted any exclusive license with respect to, any material Company Intellectual Property to any Third Person.

(d) IP Contracts. Section 2.15(d) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Contracts to which the Company or any of its Subsidiaries is a party (i) with respect to Company Intellectual Property that is licensed or transferred to any Third Person, or under which the Company or any of its Subsidiaries has granted a Third Person a covenant not to sue, other than any (A) non-disclosure agreements entered into in the ordinary course of business, and (B) non-exclusive licenses (including a software as a service or “SaaS” license) granted in the ordinary course of business or in connection with the sale or provisioning of the Company’s or its Subsidiaries’ products or services; (ii) pursuant to which a Third Person has licensed or transferred any Intellectual Property Rights to the Company or any of its Subsidiaries, or granted the Company or any of its Subsidiaries a covenant not to be sued, other than any (A) non-disclosure agreements entered into in the ordinary course of business, (B) non-exclusive licenses of commercially available Intellectual Property Rights and Technology with annual payments by the Company or its Subsidiaries of less than $250,000, (C) non-exclusive licenses to Intellectual Property Rights and Technology licensed as open-source, public-source or freeware, and (D) agreements entered into in the ordinary course of business with employees, contractors, and service providers (to the extent that (x) any licenses of Intellectual Property Rights under such agreements are non-exclusive and incidental to the services being provided or performed by such employee, contractor or service provider and (y) any transfers of Intellectual Property Rights under such agreements convey all of the assignor’s right, title and interest in and to the applicable Intellectual Property Rights to the Company or any of its Subsidiaries); or (iii) pursuant to which the Company or any of its Subsidiaries is obligated to perform any development with respect to any product or otherwise develop any Company Intellectual Property (all such Contracts, the “IP Contracts”). Neither the Company nor any of its Subsidiaries has performed developments for any Third Person except where the Company or a Subsidiary owns or retains a right to use any Intellectual Property Rights developed in connection therewith that is used in or necessary for the operation of its business.

(e) Changes. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, the consummation of the Merger will not result in: (i) the termination, impairment, alteration, encumbrance or loss of any license of Company Licensed Intellectual Property; (ii) the granting by the Company of any license or rights to any Company Intellectual Property; or (iii) the release from escrow of any Technology of the Company or any of its Subsidiaries.

(f) No Government Funding. The Company is not under any obligation to license any material Company Intellectual Property to any Governmental Authority because it has received funding to develop such Company Intellectual Property from a Governmental Authority.

(g) No Infringement. To the Company’s Knowledge, the operation of the business of the Company and its Subsidiaries as such business currently is conducted (including the manufacture and sale of the Company’s and its Subsidiaries’ products) as of the date of this Agreement does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Third Person or constitute unfair competition or unfair trade practices pursuant to the Laws of any jurisdiction.

(h) No Notice of Infringement or Other Claims. Since January 1, 2017, except as set forth on Section 2.15(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has been involved in, or threatened in writing with, any Action, or otherwise, to the Company’s Knowledge, received any notice, alleging that the operation of the business of the Company or any of its Subsidiaries or any of the Company’s or any of its Subsidiaries’ products infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Third Person or constitutes unfair competition or unfair trade practices pursuant to the Laws of any jurisdiction in a manner that has or could reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole. No Action is pending, or to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries by any Third Person regarding the Company’s or any of its Subsidiaries’ use or ownership of any Intellectual Property Rights or challenging the validity or enforceability of any Company Intellectual Property.

(i) No Third Person Infringement. Since January 1, 2017, except as set forth on Section 2.15(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has provided any Third Person with written notice claiming that such Third Person is infringing, misappropriating or otherwise violating any Company Intellectual Property, and, to the Company’s Knowledge, no Third Person is infringing, misappropriating or otherwise violating any material Company Intellectual Property.

(j) Proprietary Information. The Company and each of its Subsidiaries has taken reasonable steps to protect the Company’s and its Subsidiaries’ rights in the Company’s confidential information and trade secrets, and any trade secrets or confidential information of Third Persons provided to the Company or any of its Subsidiaries. To the Company’s Knowledge, there has been no disclosure of any such Intellectual Property Rights, other than pursuant to a written agreement containing commercially reasonable restrictions on the disclosure and use of such Intellectual Property Rights. Without limiting the foregoing, each officer, employee and contractor engaged in the development of any Company Intellectual Property has executed an agreement including provisions assigning all Intellectual Property Rights developed in the course of such Person’s employment or contract with the Company or any of its Subsidiaries to the Company or the applicable Subsidiary.

(k) Data Security and Privacy. Since January 1, 2017, the Company and each of its Subsidiaries have complied in all material respects with (i) all applicable Laws, rules and regulations pertaining to data privacy, data security, security breach notification and the collection, storage and use of personally identifiable information and user information gathered or accessed in the course of their respective operations and (ii) to the Company’s Knowledge, all rules, policies and procedures established by any of the Company or its Subsidiaries with respect to the foregoing. Except as set forth on Section 2.15(k) of the Company Disclosure Letter, to the Company’s Knowledge, since January 1, 2017, there have been no (A) losses or thefts of, or security breaches relating to, personally identifiable information in the possession, custody or control of the Company or any of its Subsidiaries; (B) unauthorized access or unauthorized use of any such personally identifiable information; or (C) improper disclosure of any personally identifiable information in the possession, custody or control of the Company or any of its Subsidiaries or any Person acting on their behalf where the action by such Person required the Company or any of its Subsidiaries to report the incident to any regulatory body. Since January 1, 2017, except as set forth on Section 2.15(k) of the Company Disclosure Letter, no claims have been asserted or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries by any Person alleging a violation of any Person’s privacy, personal or confidentiality rights under any such applicable Laws, contractual obligations, or the rules, policies or procedures established by any of the Company or its Subsidiaries relating to privacy, data protection and the collection and use of personal information gathered or accessed in the course of their respective operations.

(l) Source Code and Software. As of the date of this Agreement, the Company and its Subsidiaries possess all source code and other materials used by and proprietary to the Company and its Subsidiaries in the development and maintenance of the products of the Company and its Subsidiaries, except as would not be material to the operations of the business of the Company and its Subsidiaries, taken as a whole. Except as set forth on Section 2.15(l) of the Company Disclosure Letter, the Company and its Subsidiaries have not disclosed, delivered, licensed or otherwise made available, and do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code that embodies Company Intellectual Property or Company Licensed Intellectual Property for any product of the Company and its Subsidiaries to any Person. There are no material defects in the Software owned by the Company or its Subsidiaries and distributed to customers of the Company or its Subsidiaries that would prevent such Software from performing in accordance with the user specification for such Software provided to such customers in any material respect and there are no viruses, worms, Trojan horses or similar programs in any such Software.

(m) Open Source Software. No material product of the Company or any of its Subsidiaries is distributed or provided with any Software that is licensed to the Company or any of its Subsidiaries pursuant to an open source, public-source, freeware or other Third Person license agreement in a manner that, in each case, requires: (i) the Company or any of its Subsidiaries to disclose or license any proprietary source code that embodies material Company Intellectual Property, or (ii) any product of the Company or any of its Subsidiaries to be made available at no charge, for the purpose of making derivative works or under terms that allow reverse engineering, reverse assembly or disassembly.

(n) IT Assets. The IT Assets operate and perform in a manner that reasonably permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted in all material respects. The Company and its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. To the Company’s Knowledge, since January 1, 2017, there has been no unauthorized use, access, interruption, modification or corruption of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby) in any material respect.

2.16 Tax Matters.

(a) Tax Returns. The Company and each of its Subsidiaries have (i) timely filed (taking into account valid extensions) all income and other material United States federal, state, local and non-United States returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them and all such Tax Returns are true, correct and complete in all material respects; and (ii) paid, or have adequately reserved on the face of the Company Financial Statements (as opposed to the notes thereto and in accordance with GAAP) for the payment of, all Taxes that are required to be paid through the Balance Sheet Date. The most recent audited financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired.

(b) Taxes Paid. The Company and each of its Subsidiaries has timely paid or withheld with respect to their employees and other Third Persons (and paid over any amounts withheld to the appropriate Tax Authority) all United States federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(c) No Audits. Except as set forth on Section 2.16(c) of the Company Disclosure Letter, no audits, suits, litigation, investigation or other examinations with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing. Since January 1, 2015, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to tax in that jurisdiction.

(d) Spin-offs. Since January 1, 2015, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code.

(e) No Listed Transaction. Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(f) Liens. There are no Liens for Taxes upon the assets of the Company or its Subsidiaries other than Liens for current Taxes and assessments and other governmental charges not yet past due or being contested in good faith by appropriate procedures.

(g) Deferred Liability. Except as set forth in Section 2.16(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreements” described in Section 7121 of the Code (or any comparable provision of state, local or non-U.S. Tax Law) entered into prior to the Closing, (ii) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing or the use of any impermissible method of accounting utilized before the Closing, (iii) prepaid amount received on or prior to the Closing outside of the ordinary course of business or (iv) installment sale or open transaction disposition made prior to the Closing.

(h) Section 965. Neither the Company nor any of its Subsidiaries is liable for any Tax under Section 965 of the Code or has made an election pursuant to Section 965(h) of the Code.

(i) CARES Act. Other than as set forth in Section 2.16(i) of the Company Disclosure Letter, the Company has not sought any relief under, or taken any action in respect of, any provision of the CARES Act related to Taxes (including, but not limited to, the delaying of any payments in respect of payroll Taxes under Section 2302 thereof).

(j) Tax Classification. Section 2.16(j) of the Company Disclosure Letter sets forth, as of the Closing Date, the U.S. federal income tax classification of the Company and each of its Subsidiaries.

(k) Tax Agreements. Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) is or has been a member of an affiliated, consolidated, combined or unitary group (other than a group the common parent of which is the Company or any of its Subsidiaries) or has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of law.

2.17 Employee Plans.

(a) Employee Plans. Section 2.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each material (i) “employee benefit plan” (as defined in Section 3(3) of ERISA); and (ii) other employment, compensation, individual consulting, commission, bonus, stock option, stock purchase or other equity-based incentive, benefit, incentive compensation, deferred compensation, profit sharing, savings, retirement, disability, vacation, severance, termination, retention, change of control and other similar fringe, insurance, medical, dental, vision, prescription, life insurance, employee assistance program, relocation or expatriate benefit, supplemental unemployment benefit or post-employment or retirement benefit welfare or other similar employee benefit plan, program, agreement, contract, policy or arrangement (whether or not in writing) maintained, sponsored, administered, entered into or contributed to by the Company or any of its Subsidiaries for the current or future benefit of any Employee or any current or former independent contractor of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company or any of its Subsidiaries pursuant to

Section 414 of the Code (an “ERISA Affiliate”) or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise, in each case other than any statutory benefits pursuant to applicable Laws (collectively, the “Employee Plans”).

(b) Employee Plans Provided. For each material Employee Plan (other than an International Employee Plan, only to the extent reasonably available), the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable: (i) all current trust agreements, material insurance contracts or other funding arrangements; (ii) the current prospectus or summary plan description; (iii) the most recent favorable determination or opinion letter from the IRS; (iv) all non-ordinary course documents and correspondence relating thereto received from the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority or the plan sponsor of any “multiemployer plan” during the past year; (v) all current employee handbooks; and (vi) if such plan is an International Employee Plan, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (i) through (vi) to the extent reasonably available.

(c) Absence of Certain Plans. Except as set forth on Section 2.17(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has previously maintained, sponsored, participated in or contributed to or currently maintains, sponsors or participates in, or contributes to (or has any obligation to contribute to) or has any liability (including on account of an ERISA Affiliate) with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); or (iii) a defined benefit pension plan or a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

(d) Compliance. Each Employee Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS to the effect that the form of such Employee Plan is qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the Code, respectively, in either case upon which the Company and its Subsidiaries can rely, and, to the Company’s Knowledge, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of such Employee Plan.

(e) Employee Plan Legal Proceedings. As of the date of this Agreement and since January 1, 2017, there are no, and there have not been any, material Actions pending or, to the Company’s Knowledge, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Company’s Knowledge, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that has caused or could reasonably be expected to result in the imposition of a material liability under ERISA or the Code on the Company or any of its Subsidiaries.

(g) No Welfare Benefit Plan. Except as set forth on Section 2.17(g) of the Company Disclosure Letter, no Employee Plan provides, and neither the Company nor any of its Subsidiaries has any current or projected liability for, any post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law.

(h) Contributions and Payments under Plans. All material required contributions and payments due to an Employee Plan on or before the date hereof have been made or properly accrued on or before the date hereof, and any such contributions and payments for any period ending on or before the Closing Date that are not due as of the date hereof are properly accrued to the extent required to be accrued under GAAP.

(i) No Amendments Resulting in Increased Plan Expenses. Since January 1, 2017, there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(j) No Additional Rights. Except as set forth in this Agreement or in Section 2.17(j) of the Company Disclosure Letter, none of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) becoming due under any Employee Plan; (ii) materially increase any benefits otherwise payable under any Employee Plan; (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Employee Plan; (iv) result in the forfeiture of compensation or benefits under any Employee Plan; (v) trigger any other material obligation under, or result in the breach or violation of, any Employee Plan; or (vi) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent, to merge, amend or terminate any Employee Plan.

(k) Section 409A. Each Employee Plan has been maintained, in form and operation, in compliance in all material respects with Section 409A of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any tax incurred under Section 409A or 4999 of the Code. Each Company Option (i) has been granted in compliance with applicable Law, including securities laws or exemptions therefrom, and all requirements set forth in the Company Stock Plan and other applicable Contracts, (ii) has an exercise price that is no less than the fair market value of the Company Shares underlying such Company Option on the grant date and (iii) if granted to an individual subject to taxation in the United States, does not constitute “nonqualified deferred compensation” for purposes of Section 409A of the Code.

(l) International Employee Plans. Each Employee Plan that is maintained in any non-United States jurisdiction (the “International Employee Plans”) has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any applicable Laws and if intended to qualify for special tax treatment, meets in all material respects all the requirements for such treatment. Furthermore, no International Employee Plan has material unfunded liabilities that as of the Effective Time will not be offset by insurance or fully accrued. Except as required by applicable Law, no condition exists that would prevent the Company or any of its Subsidiaries from terminating or amending any International Employee Plan at any time for any reason without material liability to the Company or its Subsidiaries (other than ordinary notice and administration requirements and expenses or routine claims for benefits).

(m) No New Employee Plans. Except as set forth on Section 2.17(m) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any plan or commitment to amend any Employee Plan or establish any material new employee benefit plan or to materially increase any benefits pursuant to any Employee Plan.

2.18 Labor Matters.

(a) Union Activities. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, labor union contract or trade union or works council agreement (each, a “Collective Bargaining Agreement”). To the Company’s Knowledge, there are no activities or proceedings of any labor or trade union to organize any Employees with regard to their employment with the Company or any of its Subsidiaries, and no such activities or proceedings have occurred since January 1, 2017. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. There is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, and no such labor disputes have occurred since January 1, 2017. There are no unfair labor practice complaints pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other similar Governmental Authority.

(b) Labor and Employment Law Compliance. The Company and its Subsidiaries have materially complied with, and have been in material compliance with since January 1, 2017, all applicable Laws and Orders with respect to labor employment (including applicable Laws and Orders regarding labor management relations, wage and hour requirements, overtime, employee classification, immigration status, discrimination in employment, retaliation in employment, sexual harassment, civil rights, affirmative action, equal employment opportunity, work authorization, employee health and safety, workers compensation, plant closings, continuation coverage under group health plans, collective bargaining and any other labor- or employment-related matter).

(c) Worker Classification. Except as would not reasonably be expected to result in material liability for the Company or its Subsidiaries, each Employee, non-employee director and individual consultant of the Company and its Subsidiaries who has been classified by the Company or any of its Subsidiaries as (i) an independent contractor, or (ii) an exempt or non-exempt employee under the Fair Labor Standards Act of 1938 (as amended), is currently, and has been since January 1, 2017 properly so classified under applicable employment law, and no such service providers have, to the Company’s Knowledge, made any challenges against such classification since January 1, 2017. Neither the Company nor any of its Subsidiaries has received in writing any formal or informal determination or advisory opinion from any state or federal regulatory agency, tribunal, or court that any such service provider is improperly classified as an independent contractor or should be reclassified as an employee, or that any such service provider is improperly classified as exempt from federal or state overtime wage requirements. The Company and its Subsidiaries are not, and since January 1, 2017 have not been, a party to any Action before any court or before or by any other Governmental Authority regarding the classification of such service provider under applicable employment law nor, to the Company’s Knowledge, are any such Actions threatened against the Company or any of its Subsidiaries.

(d) Withholding. The Company and each of its Subsidiaries have withheld all material amounts (other than Taxes, which are covered by Section 2.16(b) hereof) required by applicable Law to be withheld from the wages, salaries and other payments to Employees, and are not liable for any material arrears of wages or any penalty (other than penalties that constitute Taxes) for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for Employees (other than routine payments to be made in the ordinary course of business).

(e) WARN. The Company and each of its Subsidiaries is, and has been since January 1, 2017, in material compliance with WARN and has no material liabilities or other material obligations thereunder.

(f) Work Authorization. To the Company’s Knowledge, all Employees are authorized to work in the country in which they provide services to the Company and its Subsidiaries. All Employees in the United States have at all relevant times properly completed and the Company and its Subsidiaries have retained I-9 forms.

2.19 Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries hold, to the extent legally required, all Permits (including Environmental Permits) that are required for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries comply with the terms of all Permits, are not in default or violation (and no event has occurred that with or without notice or the lapse of time or both, would constitute a default under) of any term condition or provision of any such Permit (or Environmental Permit), and no suspension or cancellation of any of the Permits is pending or, to the Company’s Knowledge, threatened, except for such noncompliance, suspensions or cancellations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.20 Compliance with Laws. The Company and each of its Subsidiaries is and has been since January 1, 2017, in compliance with all Laws and Orders that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for noncompliance that would not give rise to a material Liability or otherwise be material to the business of the Company and its Subsidiaries. Since January 1, 2017, neither the Company nor any of its Subsidiaries has (a) received any written or, to the Knowledge of the Company, other notification or communication from any Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance in any material respect with any applicable Laws or (b) entered into or been subject to any Order material to the Company or any of its Subsidiaries.

2.21 Actions; Orders.

(a) No Actions. Except as set forth in Section 2.21 of the Company Disclosure Letter, as of the date of this Agreement, there are no, and since January 1, 2017 there have been no Actions pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such which, if determined adversely to the Company or its Subsidiaries, would be material to the Company and its Subsidiaries, taken as a whole.

(b) No Orders. Neither the Company nor any of its Subsidiaries is subject to any Order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement and each Related Agreement to which it is a party.

2.22 Insurance. Section 2.22(a) of the Company Disclosure Letter contains an accurate and complete list as of the date of this Agreement of all material policies of insurance covering the Company and its Subsidiaries, and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance. As of the date of this Agreement, all such insurance policies are in full force and effect, and will continue in effect until Closing (or if such policies are canceled or lapse prior to Closing, renewals or replacements thereof will be entered into in the ordinary course of business to the extent available on commercially reasonable terms) and all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid. Since January 1, 2017, no notice of cancellation has been received and there is no existing default or event that, with or without notice or lapse of time or both, would constitute a default by any insured thereunder, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no material claim pending regarding the Company or any of its Subsidiaries under any of such policies as to which coverage has been questioned, denied or disputed in writing (other than reservation of rights) exercised by the underwriters of such policies. Section 2.22(b) of the Company Disclosure Letter contains an accurate and complete list of material claims made against the policies of insurance covering the Company and its Subsidiaries since January 1, 2017.

2.23 Related Person Transactions. Except as set forth in Section 2.23 of the Company Disclosure Letter, and except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings (including any monitoring, management or similar agreement) between the Company or any of its Subsidiaries, on the one hand, and any Affiliate or any of its or its Affiliates’ Family Members, stockholders, members, partners, managers, directors, officers or employees) thereof (other than a Subsidiary of the Company) (an “Interested Party”), on the other hand. No Interested Party has or has had, directly or indirectly, (i) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any of its Subsidiaries, any goods or services, (ii) a beneficial interest in any Contract to which the Company or any of its Subsidiaries is a party or by which they or their properties or assets are bound or directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any material property or right, tangible or intangible, that is or is currently contemplated to be used by the Company or any of its Subsidiaries, (iii) an ownership interest in any assets or rights of, or used by, the Company or any of its Subsidiaries; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any Person” for purposes of this Section 2.23 or (iv) is indebted to or, since January 1, 2017, has borrowed money from or lent money to the Company or any of its Subsidiaries (other than any such indebtedness that will be discharged or extinguished prior to the Closing or at Closing as Payoff Indebtedness).

2.24 Brokers. Except as set forth in Section 2.24 of the Company Disclosure Letter, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger, and any such fees or commission shall be included as a Company Transaction Expense.

2.25 Regulatory Matters.

(a) Export Controls.

(i) The Company and each of its Subsidiaries has conducted its export transactions in material accordance with all applicable export and re-export control Laws, economic sanctions Laws, and all other applicable export control and sanctions Laws in other countries in which the Company and its Subsidiaries conduct business (collectively, “Export Control Laws”).

(ii) As of the date of this Agreement, there are no pending or to the Company’s Knowledge threatened Actions against the Company or any of its Subsidiaries alleging a violation of any of the Export Control Laws that are applicable to the Company.

(iii) No licenses or approvals pursuant to the Export Control Laws are necessary for the transfer of any export licenses or other export approvals to Parent or the Surviving Corporation in connection with the consummation of the Merger, except for any such licenses or approvals the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Anti-Corruption Laws

(i) Since January 1, 2017 (and with respect to the two (2) years prior thereto, to the Company’s Knowledge), none of the Company, any of its Subsidiaries, nor any of their respective officers, directors, and to the Company’s Knowledge, any agent, employee or other Person acting on their behalf, has, directly or indirectly, (A) taken any action that would cause them to be in violation of any provision of applicable Anti-Corruption Laws in other countries in which the Company and its Subsidiaries conduct business; (B) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (C) made, offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another Person, to (1) any Government Official or (2) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of cases (1) and (2) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, or inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act; or (D) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar or improper means of obtaining or retaining business, in each case, in violation of applicable Anti-Corruption Laws. For purposes of the foregoing clauses (1) and (2), a person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such person is aware (x) of the existence of such conduct, circumstances or results or (y) that such conduct, circumstances or results is substantially certain to occur.

(ii) The Company and each of its Subsidiaries, and each of their respective officers, directors, and to the Company’s Knowledge, any employees, agents, representatives or other persons acting on their behalf have since January 1, 2017 complied with and are in compliance with Anti-Corruption Laws.

(iii) Neither of the Company nor any of its Subsidiaries has received written notice or, to the Knowledge of the Company, any other notice that a Governmental Authority is investigating or has since January 1, 2017 conducted, initiated or threatened any investigation of the Company or any of its Subsidiaries or any of their respective officers, directors or employees for alleged violation of Anti-Corruption Laws in connection with activities relating to the Company or its Subsidiaries.

2.26 Customers and Suppliers. Section 2.26 of the Company Disclosure Letter sets forth (i) the top twenty (20) customers of the Company and its Subsidiaries for the fiscal year ended December 31, 2019 (determined on the basis of revenues from such customers) and (ii) the top twenty (20) vendors/suppliers of the Company and its Subsidiaries for the fiscal year ended December 31, 2019 (determined on the basis of payments to such vendors/suppliers) (each, a “Material Counterparty”). Since December 31, 2019, (i) no Material Counterparty has ceased or materially reduced, provided a notice in writing of its intent to cease or materially reduce or, to the Company’s Knowledge, otherwise threatened to cease or materially reduce its purchases of goods, services or technology from, or sales or provision of goods or services to, any Company or its Subsidiaries, and (ii) there has been no material dispute or controversy or, to the Company’s Knowledge, threatened material dispute or controversy, between any Company and its Subsidiaries, on one hand, and any Material Counterparty, on the other hand.

2.27 Interest Rate Hedge Confirmations; Payoff Indebtedness. Section 2.27 of the Company Disclosure Letter sets forth, as of the close of business on July 31, 2020, the Company’s good faith estimate of (a) the mid-market value of the transactions subject to the Interest Rate Hedge Confirmations in favor of such counterparties, and (b) the Payoff Indebtedness.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

3.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar Organizational Documents of Parent and Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its certificate of incorporation, bylaws or other similar Organizational Document except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.2 Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement and each Related Agreement to which it will be a party; (b) perform its covenants and obligations hereunder and thereunder; (c) consummate the transactions contemplated hereunder and thereunder; and (d) consummate the Merger. The execution and delivery by each of Parent and Merger Sub of this Agreement and each Related Agreement to which it will be a party, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and thereunder and the consummation of the Merger and the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery by each of Parent and Merger Sub of this Agreement and each Related Agreement to which it will be a party; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and thereunder; (iii) the consummation of the transactions contemplated hereunder and thereunder and (iv) the consummation of the Merger. This Agreement and each Related Agreement to which the Parent and Merger Sub will be a party will when delivered, be duly executed and delivered and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (subject to Enforceability Exceptions).

3.3 Non-Contravention. The execution and delivery by each of Parent and Merger Sub of this Agreement and each Related Agreement to which it will be a party, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder, and the consummation of the Merger and the transactions hereunder and thereunder do not (a) contravene, violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach (or an event that, with or without notice or lapse of time or both, would become a breach) of, constitute a default (or an event that, with or without notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 3.4 have been obtained, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not, individually or in the aggregate, reasonably be expected prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

3.4 Requisite Governmental Approvals. Assuming the truth and accuracy of the representations and warranties set forth in Section 2.6, no Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates (a) in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act; and (iv) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

3.5 Actions; Orders.

(a) No Actions. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub which would, if determined adversely to Parent or Merger Sub, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) No Orders. Neither Parent nor Merger Sub is subject to any Order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

3.6 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

3.7 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger or another similar transaction, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities other than as contemplated by any agreements or arrangements entered into in connection with this Agreement. Parent owns, directly or indirectly, beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all Liens.

3.8 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger. The vote or consent of a subsidiary of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

3.9 Financial Capability. Parent has delivered to the Company true, complete and fully executed copies of commitment letters and related fee letters (which in the case of such fee letters may be subject to redaction in a customary manner with respect to fee amounts, including fee amounts in any flex terms) (collectively, the “Debt Commitment Letter”) from the Debt Financing Sources confirming the commitments to provide Parent with the New Debt Financing. As of the date hereof, the Debt Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. As of the date hereof, the Debt Commitment Letter has not been amended or modified in any material respect, and the commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or otherwise modified in any material respect. Subject to the terms and conditions of the Debt Commitment Letter, the aggregate proceeds of the New Debt Financing, together with Parent’s cash on hand and available borrowing capacity under Parent’s existing revolver facility, are in an aggregate amount sufficient to pay all obligations of Parent and Merger Sub hereunder, including (a) the amounts payable pursuant to Section 1.2(b), and (b) all of the out-of-pocket costs of Parent, Merger Sub and the Surviving Corporation arising from the consummation of the transactions contemplated by this Agreement and there will be no restriction on the use of such cash for such purposes. The Debt Commitment Letter delivered to the Company contains all of the conditions precedent to the obligations of the parties thereunder to fund the full amount of the financing contemplated by the Debt Commitment Letter. Other than the redacted fee letters provided to the Company as of the date hereof and other than the customary engagement letters with respect to the New Debt Financing, there are no other fee letters, engagement letters, side letters, agreements, contracts or other arrangements relating to the Debt Commitment Letter. As of the date hereof, (i) no event has occurred which, with or without notice, lapse of time or both, would constitute or would reasonably be expected to constitute a default or breach on the part of Parent under any term, or a failure of any condition or inability to satisfy any conditions precedent to funding the full amount of the New Debt Financing, of the Debt Commitment Letter or otherwise result in any portion of the New Debt Financing to be unavailable or delayed and (ii) Parent does not have reason to believe that it would be unable to satisfy on a timely basis any condition of the Debt Commitment Letter required to be satisfied by it or that any portion of the New Debt Financing contemplated thereby will be unavailable to Parent at the Closing. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are due and payable on or before the date of this Agreement. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement (including consummating the Merger) that Parent and/or Merger Sub (or the Surviving Corporation) obtain financing for or related to any of the transactions contemplated by this Agreement.

3.10 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Company or any of their respective Subsidiaries. Each of Parent and Merger Sub is solvent as of the date of this Agreement, and each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and expenses and assuming (x) any estimates or projections of the Company and the Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be true and correct, (y) the satisfaction of the conditions precedent to the Parent and Merger Sub’s obligation to effect the Closing hereunder and (z) that the representations and warranties in ARTICLE II of this Agreement are true and correct (for this purpose, such representations and warranties shall be true and correct without giving effect to any materiality or Company Material Adverse Effect qualifiers contained therein), be solvent at and immediately after the Effective Time. As used in this Section 3.10, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Merger Sub (and, after the Merger, the Surviving Corporation and its Subsidiaries) (on a consolidated basis) will exceed their debts, (b) Parent and Merger Sub (and, after the Merger, the Surviving Corporation and its Subsidiaries) (on a consolidated basis) has not incurred and does not intend to incur, and does not believe that they will incur, debts beyond their ability to pay such debts as such debts mature, and (c) Parent and Merger Sub (and, after the Merger, the Surviving Corporation and its Subsidiaries) (on a consolidated basis) has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 3.10, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.1 Conduct of Business of the Company.

(a) During the Pre-Closing Period, except as expressly permitted or expressly required by this Agreement, required by applicable Law or as expressly set forth in Section 4.1(a) of the Company Disclosure Letter or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, operate the business of the Company and such Subsidiaries, as the case may be, in the ordinary course of business in all material respects (subject to the restrictions set forth in Section 4.1(b) or elsewhere in this Agreement) and use its commercially reasonable efforts to (i) preserve intact in all material respects its present business organization, beneficial business relationships (including with its customers, lenders, suppliers and others having material relationships with it), Contracts, assets and properties, (ii) maintain in effect all of its material Permits (including material Environmental Permits) and (iii) continue to make capital expenditures consistent with the Company’s business plan and budget attached to Section 4.1(a) of the Company Disclosure Letter (the “Capex Budget”); provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.1(b) shall be deemed a breach of this Section 4.1(a) unless such action would constitute a breach of such specific provision of Section 4.1(b). Notwithstanding anything to the contrary contained herein, any reasonable action taken, or omitted to be taken, by the Company or any of its Subsidiaries in response to COVID-19 or any COVID-19 Measure shall not be deemed to be a breach of this Section 4.1, require the consent of Parent, or serve as a basis for Parent to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied to the extent that such action is reasonable and necessary to protect the health and safety of individuals who are officers, directors, employees or other service providers to the Company or any of its Subsidiaries (or individuals who interact with any of the foregoing in connection with the business of the Company and its Subsidiaries) or otherwise reasonably required to protect the business, operations, assets and financial condition of the Company and its Subsidiaries; provided that, prior to taking, or omitting to take, any such action, to the extent practicable, the Company shall notify Parent of such action (or omission) and consider in good faith any suggestions of Parent with respect to such action (or failure to act);

(b) During the Pre-Closing Period, except as expressly permitted or expressly required by this Agreement, required by applicable Law or as expressly set forth in Section 4.1(b) of the Company Disclosure Letter or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall:

(i) (A) sell or otherwise assign or convey or, other than in the ordinary course of business, license, dispose of, abandon or fail to maintain any material Company Intellectual Property or Company Licensed Intellectual Property, or (B) other than in the ordinary course of business, enter into any Contract with any other Third Person for the development of any material Technology for the Company or its Subsidiaries;

(ii) other than in the ordinary course of business, (A) enter into any Contract which would have constituted a Material Contract had such Contract been entered into prior to the date of this Agreement, or (B) terminate, waive or release any material right or claim under, fail to renew or materially and adversely amend any Material Contract, including by changing payment terms to any Material Counterparties in any material respect, other than in the ordinary course of business;

(iii) split, combine or reclassify any Company Securities or Subsidiaries Securities, or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock or Subsidiaries Securities;

(iv) issue, grant, deliver or sell, or purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into such shares, or subscriptions, rights, warrants or options to acquire any such shares or convertible securities or other Company Securities, other than issuances or deliveries of Company Common Stock pursuant to exercises of Company Options;

(v) make any declaration or payment of, or set aside funds for, any dividend, repurchase, redemption, acquisition or other distribution with respect to any of the capital stock of the Company or any securities convertible into such shares, or subscriptions, rights, warrants or options to acquire any such shares, or convertible securities or other Company Securities;

(vi) amend or otherwise modify any Organizational Documents of the Company or any of its Subsidiaries (whether by merger, consolidation or otherwise) or any terms of any Company Securities or Subsidiary Securities;

(vii) acquire any Person or other business enterprise or division thereof (whether by merger, consolidation, sale of stock, sale of assets or otherwise) or acquire any material assets except for (x) acquisitions of inventory and other ordinary course assets in the ordinary course of business and (y) capital expenditures or capital commitments consistent with the Capex Budget;

(viii) effect any restructuring, reorganization or complete or partial liquidation;

(ix) sell, lease, sublease, license, mortgage, pledge, convey or otherwise dispose of, incur any Lien (other than Permitted Liens) or encumber any assets or equipment of the Company and its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, other than the sale or license of products or excess or obsolete inventory, equipment or similar assets in the ordinary course of business;

(x) incur, assume or guarantee any Indebtedness with a principal amount in excess of $500,000 in the aggregate, other than (i) the incurrence of indebtedness for borrowed money under the Company’s existing revolver in the ordinary course of business and not in excess of $1,000,000 and (ii) the incurrence of indebtedness for borrowed money in the ordinary course of business by one or more wholly owned Subsidiaries of the Company, and/or the Company, in favor of, and where the sole obligee of such indebtedness is, the Company and/or one or more other wholly owned Subsidiaries of the Company (provided that the incurrence of such indebtedness does not result in an investment in “U.S. property” (within the meaning of Section 956 of the Code) by a controlled foreign corporation (as defined under Section 957 of the Code);

(xi) waive, cancel, or assign any claims or rights of material value, other than in the ordinary course of business;

(xii) grant any loans, advances or capital contributions to any Person or purchase debt securities of any Person, in each case, with a principal amount in excess of $500,000, other than loans made by the Company and/or one or more wholly owned Subsidiaries of the Company in the ordinary course of business to one or more wholly owned Subsidiaries of the Company and/or the Company;

(xiii) except (x) as required by an Employee Plan as in effect as of the date of this Agreement, or (y) as required by applicable Law (A) enter into, adopt, materially amend or terminate any Employee Plan (including any underlying agreements), (B) materially increase the compensation or other benefits payable to or to become payable to any Employee, other than increases in base salary or wages for Employees who have an aggregate base compensation and bonus opportunity that is less than $250,000 in the ordinary course of business (including with respect to quantum and timing), (C) pay any severance or termination pay (in cash or otherwise) to any Employee (other than with respect to any current severance obligations pursuant to any Employee Plan in existence on the date of this Agreement), or (D) hire or terminate (other than for “cause”) the employment of any Employee with aggregate annual base compensation and bonus opportunity in excess of $250,000;

(xiv) implement any employee layoffs implicating WARN;

(xv) except as required by GAAP or in the ordinary course of business, revalue any of its material assets (whether tangible or intangible);

(xvi) change any accounting policy except for any such change required by GAAP, the Code or applicable Law;

(xvii) make or change any election in respect of material Taxes, file any amended Tax Return, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, surrender a right to claim a refund of, offset to or other reduction of Taxes, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xviii) settle, agree or offer to settle, waive or otherwise compromise any pending or threatened Actions or proceedings, any stockholder litigation against the Company or its Subsidiaries or any proceeding related to the transactions contemplated by this Agreement, in which such compromise includes a consent to the grant of equitable or injunctive relief against the Company or its Subsidiaries or the payment on behalf of the Company or its Subsidiaries of more than $1,000,000 in the aggregate or which settlement would contain an admission of Liability or consent to non-monetary relief; or

(xix) enter into a Contract or otherwise agree or commit, whether verbally or in writing, to take any of the actions described in this Section 4.1(b).

Without limiting the restrictions set forth in Section 4.1 in any respect, Parent acknowledges and agrees that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations during the Pre-Closing Period, and (ii) during the Pre-Closing Period, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ operations.

4.2 No Solicitation. During the Pre-Closing Period, neither the Company nor any of its Subsidiaries shall, nor shall they authorize or knowingly permit any of their respective Affiliates or its or their Representatives to, directly or indirectly, (a) solicit, initiate, or knowingly encourage, facilitate or assist, an Acquisition Proposal, (b) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any of their Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries that would reasonably be expected to lead to an Acquisition Proposal, (c) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, or (d) enter into any Contract, term sheet, letter of intent or similar document relating to an Acquisition Proposal. To the extent permitted by applicable Law, the Company shall notify Parent if any director or executive officer of the Company becomes aware of any receipt by the Company of any Acquisition Proposal or any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal and the Company its Subsidiaries shall terminate, and will direct their respective Representatives and Securityholders to terminate all existing discussions or negotiations with any third party other than Parent, Merger Sub or any of their respective Representatives.

4.3 Stockholder Vote.

(a) Within one (1) Business Day following the execution and delivery of this Agreement by all of the Parties hereto, the Company shall prepare and distribute to all holders of Class A Common Stock a written consent of holders of Company Common Stock adopting this Agreement in accordance with the DGCL and the Company’s Organizational Documents and waiving any appraisal rights under Section 262 of the DGCL, with respect thereto, in substantially the form attached hereto as Annex E (the “Stockholder Written Consent”). The Company shall use its reasonable best efforts to cause such holders of Company Common Stock to execute the Stockholder Written Consent, and the Company shall deliver such executed Stockholder Written Consent to Parent and Merger Sub promptly and in any event within twenty-four (24) hours following the execution and delivery of this Agreement.

(b) Within 15 Business Days following the receipt by the Company of Stockholder Written Consents executed by holders of Company Common Stock sufficient to obtain the Requisite Stockholder Approval, the Company shall, in accordance with applicable Law, including Sections 228 and 262 of the DGCL, and the Company’s Organizational Documents, promptly send an information statement (the “Information Statement”) to each holder of Company Common Stock that has not theretofore executed the Stockholder Written Consent (i) notifying him, her or it that (1) action has been taken by less than unanimous written consent of the holders of Company Common Stock, (2) this Agreement was duly adopted and approved by unanimous consent of the Board of Directors of the Company and the unanimous recommendation of the Company’s Board of Directors that such holders vote their shares of Company Common Stock in favor of the adoption of this Agreement, the Merger and the transactions contemplated hereby and (3) appraisal rights are available pursuant to Section 262 of the DGCL and (ii) seeking a waiver of such appraisal rights from such holder of Company Common Stock. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Information Statement and any amendment or supplement thereto before they are mailed to the Securityholders and the Information Statement shall be in a form reasonably acceptable to Parent and shall at all relevant times be in compliance with Section 262 of the DGCL and other applicable Laws; provided, however, that Parent shall in no way be responsible for any of the content of the Information Statement except for information supplied in writing by Parent expressly for inclusion therein.

(c) Within fifteen (15) Business Days following the date hereof, the Company shall deliver to Parent (or its advisors) a true and correct report specifying whether and to what extent the consummation of the Transactions will result in payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code; provided, however, that to the extent that any contract, agreement or plan is entered into between Parent, the Company or any of their Affiliates and a Disqualified Individual (as defined in Section 280G of the Code and the applicable regulations thereunder), or to which a Disqualified Individual obtains a legally binding right to the extent such contract, agreement or plan is not actually executed, in all cases, in connection with the transactions contemplated by this Agreement on or before the Closing Date (the “Parent Arrangements”), Parent shall provide a copy of such contract, agreement or plan to the Company at least fifteen (15) days before the Closing Date and shall cooperate with the Company in good faith in order to update the calculations in order to determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein that could constitute a “parachute payment” under Section 280G of the Code (collectively, the “Section 280G Payments”). Such report, when delivered by the Company, shall be deemed a representation and warranty by the Company as to the information set forth therein, with the same effect as if it were set forth in Section 2.17 hereof. As promptly as practicable following the date of this Agreement and, if practicable, concurrently with the distribution of the Information Statement, the Company shall submit to its stockholders, for approval (in a manner and with a disclosure document reasonably satisfactory to Parent) by a vote of such shareholders as is required pursuant to Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder (the “280G Shareholder Vote”), any such payments or other benefits that may, separately or in the aggregate, constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the Treasury Regulations thereunder), such that, if the 280G Shareholder Vote is received approving such payments and benefits, such payments and benefits shall not be deemed to be “excess parachute payments” under Section 280G of the Code and the Treasury Regulations thereunder and the Company shall use its reasonable best efforts to obtain such shareholder approval in conformance with Section 280G of the Code and the Treasury Regulations thereunder (the “Section 280G Shareholder Approval”) prior to the Closing Date. Prior to such 280G Shareholder Vote, the Company shall use its reasonable best efforts to obtain, from each person who is a Disqualified Individual and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code, a written waiver (in form and substance reasonably satisfactory to Parent) pursuant to which such person agrees to waive any and all right or entitlement to such parachute payment, to the extent such payment would not be deductible pursuant to Section 280G of the Code. Such waivers shall cease to have any force or effect with respect to any item covered thereby to the extent the 280G Shareholder Vote for such item is obtained. Prior to the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent that (A) the Section 280G Shareholder Approval has been obtained, or (B) the Section 280G Shareholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the applicable waivers of those payments and/or benefits. Notwithstanding the foregoing, none of the Company or any of its Affiliates shall be deemed to be in breach of the covenants set forth in this Section 4.3(c) if the process set forth herein is ultimately determined to be invalid, if such invalidation is due to any inaccuracy or incompleteness in any respect of any such amounts and/or information provided by Parent with respect to the Parent Arrangements.

4.4 Payment Spreadsheet; Allocation Schedule.

(a) Subject to Section 4.4(b), the Company shall deliver to Parent a payment spreadsheet (the item listed in clause (i) below, “Payment Spreadsheet” and the items listed in clauses (ii) through (vi), the “Allocation Schedule”) executed by the Chief Executive Officer of the Company (for the sake of clarity, not in her individual capacity and without any personal Liability on her part) setting forth the Company’s good faith estimate as of immediately prior to the Effective Time of:

(i) the calculation of the Merger Consideration, including each component thereof (including Leakage and Company Transaction Expenses, including a reasonably detailed summary of each item of Leakage);

(ii) the calculation of the Per Share Consideration;

(iii) the calculation of the Aggregate Stockholder Proceeds;

(iv) the calculation of the Aggregate Option Proceeds;

(v) with respect to each Stockholder (A) the name and address of such Stockholder, if available, (B) the number, class and series of shares of Company Common Stock held by such Stockholder and the certificate numbers in respect thereof, (C) the consideration that such Stockholder is entitled to receive pursuant to Section 1.6(b) and (D) the amount to be delivered at Closing to such Stockholder; and

(vi) with respect to each Optionholder (A) the name and address of such holder, if available, (B) the extent to which the Company Option held by such Optionholder is vested as of the Effective Time, (C) the exercise price per share and the number, class and series of shares of Company Common Stock underlying such Company Option immediately prior to the Effective Time, (D) the consideration that such Optionholder is entitled to receive pursuant to Section 1.6(c) and (E) the amount to be delivered at Closing to such Optionholder.

(b) No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver, or cause to be prepared and delivered, to Parent, a draft of the Allocation Schedule and Payment Spreadsheet along with support documentation and, to the extent practicable, final invoices for the calculations and amounts set forth on such Payment Spreadsheet. Parent shall be entitled to review, and the Company shall consider in good faith the reasonable comments of Parent on, the draft Payment Spreadsheet. The Payment Spreadsheet delivered pursuant to Section 4.4(a) shall be based upon the draft Payment Spreadsheet delivered pursuant to this Section 4.4(b) after the Company’s good faith consideration of the reasonable comments of Parent thereon.

(c) Notwithstanding anything to the contrary in this Agreement or any knowledge possessed or acquired by or on behalf of Parent or the Surviving Corporation or any of their respective Affiliates, it is expressly acknowledged and agreed that Parent, Merger Sub, the Surviving Corporation and their respective Affiliates shall be entitled to rely on the allocation of the Merger Consideration among the Securityholders set forth in the Allocation Schedule, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith, and in no event shall Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates have any liability to any Person (including any of the Securityholders) in connection with any claims relating to any misallocation of the Merger Consideration among the Securityholders set forth in the Allocation Schedule, any determination by the Company in connection therewith, or payments made by any Person (including Parent, Merger Sub, the Surviving Corporation, the Paying Agent and their respective Affiliates) in accordance therewith.

4.5 Access to Information; Confidentiality.

(a) During the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, Contracts, books and records and senior management of the Company and its Subsidiaries; provided, however, that the Company may restrict or otherwise prohibit access to any properties, personnel, documents or information to the extent that (i) any applicable Law (including any COVID-19 Measure) requires the Company to restrict or otherwise prohibit access to such properties, personnel, documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a material default under, or give a third party the right terminate or accelerate the rights under, such Contract; provided that the Company shall use commercially reasonable efforts to seek and obtain any third party’s consent to disclosure of such documents and information. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall notify Parent that it is withholding information based on this section and shall use its commercially reasonable efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law (including any COVID-19 Measure), Contract or obligation or to waive such a privilege and the Company shall use commercially reasonable efforts to take any actions as may reasonably be requested by Parent to implement such alternate arrangements in order to allow Parent access to such information to the fullest extent reasonably practicable under the circumstances. Notwithstanding anything to the contrary contained herein or otherwise, prior to the Closing, without the prior written consent of the Company, Parent shall not contact any vendor, partner or customer of the Company or any of its Subsidiaries (provided that, such Person is not a customer, supplier, lessor, lender, partner, representative or other material business relation of Parent and such contact does not reference or otherwise relate to the Company or its Subsidiaries or the transactions contemplated hereby and is in the ordinary course of Parent’s business, consistent with past practice), and provided that the Company shall have the right to have a Representative present during any such contact in the event that it consents to such contact. All access and investigation pursuant to this Section 4.5 shall be coordinated through the Company’s General Counsel and shall be conducted in such a manner as not to unreasonably interfere with the normal operations of the businesses of the Company and its Subsidiaries. Any access to the properties of the Company or any of its Subsidiaries shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing.

(b) The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 4.5.

(c) Vista Equity Partners Management, LLC and its affiliated investment funds (“Vista”) have provided, and may continue to provide after the date hereof, the Company and its Subsidiaries and certain of the Company’s and its Subsidiaries’ executives and certain other employees with access to the Vista Best Practices (information about which the Company and its Subsidiaries may provide to the board of managers of the Company) and certain other proprietary and confidential information of Vista (the “Vista Confidential Information”). Bain Capital Private Equity, LP and its affiliated investment funds (“Bain”) have provided, and may continue to provide after the date hereof, the Company and its Subsidiaries and certain of the Company’s and its Subsidiaries’ executives and certain other employees with access to certain proprietary and confidential information of Bain (the “Bain Confidential Information” and collectively with the Vista Confidential Information, the “Sponsor Confidential Information”). Each of Parent and Merger Sub agree on behalf of itself and its Affiliates that (i) the Vista Best Practices and the other Sponsor Confidential Information are valuable, confidential and proprietary information and constitute trade secrets of Vista or Bain, as applicable, (ii) the Vista Best Practices and the other Sponsor Confidential Information remain the exclusive property of Vista or Bain, as applicable, and must not be used or disclosed in any manner by Parent, Merger Sub or any of their Affiliates, (iii) the terms under which the Vista Best Practices and the other Sponsor Confidential Information were provided to the Company and its Subsidiaries and the Company’s and its Subsidiaries’ executives and certain other employees (the “Permitted Recipients”) do not permit access to the Vista Best Practices or other Sponsor Confidential Information by any person or entity, other than such Permitted Recipients, (iv) none of Parent, Merger Sub, their respective Affiliates or their respective directors, managers, officers, employees or agents shall request access to the Vista Best Practices or other Sponsor Confidential Information and (v) Parent, Merger Sub and their Affiliates shall have no rights in the Vista Best Practices or other Sponsor Confidential Information. Parent and Merger Sub, on behalf of themselves and their respective officers, directors and equityholders, acknowledge that the Company and the Securityholders will be relying on the confidentiality covenants provided in this Section 4.5 in connection with entering into this Agreement and that this Section 4.5 is intended for the benefit of, and to grant third party rights to, Vista, Bain and their respective Affiliates (excluding the Company and its Subsidiaries) to enforce this Section

4.5. Notwithstanding anything to the contrary in this Agreement, the Surviving Corporation and its Subsidiaries will be free to use for any purpose Residuals resulting from access to or work with the Vista Best Practices and the other Sponsor Confidential Information; provided that the Surviving Corporation and its Subsidiaries maintain the confidentiality of the Vista Best Practices and the other Sponsor Confidential as provided in this Agreement. The term “Residuals” means information in an intangible form, such as general knowledge, ideas, concepts, know-how, professional skills, work experience or techniques (but not specific implementations) that is retained in the unaided memories of natural persons who have had access to the Vista Best Practices or other Sponsor Confidential Information prior to the Closing. A person’s memory is unaided if the person has not intentionally memorized the information or reduced it to a tangible form for the purpose of retaining and subsequently using or disclosing the information. The Surviving Corporation and its Subsidiaries will not be obligated to limit or restrict the assignment of any such persons or pay royalties for any work resulting from the use of Residuals; provided, however, that the right to use Residuals as set forth above does not represent a license under any copyrights or patents of Vista or Bain, as applicable.

4.6 Public Disclosure. During the Pre-Closing Period, the Parties agree that no press release or public announcement regarding the subject matter of this Agreement or the transactions contemplated hereby shall be made without advance approval thereof by the Company and Parent (which approval will not be unreasonably withheld or delayed), except as may be required by applicable Law, applicable securities laws or any listing agreement with any national securities exchange; provided that such approval shall not be required for any press release or public statement the substance of which has been previously approved by the other Party(ies). If any such press release or public announcement is required by applicable Law, applicable securities laws or any listing agreement with any national securities exchange to be made by any party hereto, prior to making such announcements, such party will deliver a draft of such announcement to the other Party and shall give such other Party a reasonable opportunity to comment thereon and shall consider such comments in good faith.

4.7 Reasonable Best Efforts. Subject to the proviso to the last sentence of Section 4.8(a), upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with such other Parties in doing, subject to the proviso to the last sentence of Section 4.8(a), all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, subject to the proviso to the last sentence of Section 4.8(a), using reasonable best efforts to: (a) cause the conditions to the Merger set forth in ARTICLE V to be satisfied, (b) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the transactions contemplated by this Agreement and (c) seek all consents, waivers and approvals and deliver all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Transactions so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, neither the Company nor Parent shall be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract (and, without the prior written consent of Parent, the Company and its Subsidiaries shall not do any of the foregoing).

4.8 Antitrust Filings.

(a) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act (which form will specifically request early termination of the waiting period prescribed by the HSR Act) as soon as practicable after the date of this Agreement but in no event later than three (3) Business Days following the execution and delivery of this Agreement; provided that, in the event the FTC and/or the DOJ is closed or not otherwise accepting such filings under the HSR Act (a “Government Closure”), such three (3) Business Day period shall be extended day-for-day, for each Business Day the Government Closure is in effect. Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information required or requested by the FTC, the DOJ or any other Governmental Authority, and (iv) subject to the proviso to the last sentence of this Section 4.8(a) take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws. Parent shall, and agrees to cause its Affiliates and representatives to, use its or their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority or any other Person with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur expeditiously, but in no case later than the Termination Date; provided that (x) such reasonable best efforts shall not include, effecting or committing to, by consent decree, hold separate orders, or otherwise, (and in no event shall any Party be required under any provision of this Agreement to (and, without the prior written consent of Parent, the Company and its Subsidiaries shall not) do any of the foregoing in respect of) (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, Merger Sub or their respective Affiliates or the Company or its Subsidiaries, or (ii) the imposition of any limitation or regulation on the ability of Parent, Merger Sub or their respective Affiliates or the Company or its Subsidiaries to freely conduct their business or own such assets (a “Burdensome Condition”) and (y) the Company shall agree to any Burdensome Condition that Parent agrees to; provided, that the Company shall have no obligation to agree to any such Burdensome Condition that is not conditioned on the consummation of the Closing.

(b) Between the date hereof and the earliest of the Effective Time, the Termination Date or the satisfaction of the conditions set forth in Section 5.1(d), Parent shall not, and shall not permit Merger Sub or any of their controlling or controlled HSR Affiliates to, (i) hold or agree to hold five percent (5%) or greater of the voting securities (as “hold” and “voting securities” are defined under 16 CFR 801) of any Person that competes with a material portion of the Company’s operations (provided, that with respect to Parent, “HSR Affiliate” shall mean an “Affiliate” or “Associate” (each as defined in 16 CFR 801.1(d)) of Parent) or (ii) acquire equity or assets of any Person if the entering into a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to (x) impose any delay in the obtaining of, or increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (y) increase the risk of any Governmental Authority entering, issuing or granting an Order that has the effect of making the Transactions illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Transactions, or (z) delay the consummation of the Transactions.

(c) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If Parent or Merger Sub (or any of their respective Affiliates, if applicable), on the one hand, or the Company, on the other hand, shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act or any other Antitrust Laws with respect to which any such filings have been made, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with such other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep such other party reasonably apprised with respect to any material oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger; provided, however, that materials may be withheld or redacted or shared on an external-counsel-only basis (A) as necessary to comply with contractual arrangements and with applicable Law and (B) to address reasonable privilege or confidentiality concerns, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in paragraphs (a), (b) and (d) of Section 5.1. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information.

(d) Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to promptly determine whether any filings not contemplated by this Section 4.8 should be made, and whether any other consents, approvals, permits or authorizations not contemplated by this Section 4.8 should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby.

(e) In furtherance and not in limitation of the covenants contained in Section 4.7 and this Section 4.8 if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transactions contemplated by this Agreement as violating any Law or Order, or if any Law or Order is enacted, entered, promulgated or enforced by a Governmental Authority which would make illegal, or would otherwise prohibit or materially impair or delay, the Merger or any other transactions contemplated by this Agreement, Parent, and Merger Sub, on the one hand, and the Company, on the other hand, shall cooperate in all respects with each other and contest any such action or proceeding and use all reasonable efforts to have vacated or otherwise lifted any such Law or Order, subject to the proviso to the last sentence of Section 4.8(a).

4.9 Directors’ and Officers’ Indemnification.

(a) The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under the indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “D&O Indemnitees”) that have been made available to Parent. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner that would violate the obligations set forth in this Section 4.9(a) except as required by applicable Law.

(b) Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for a six-year “tail” prepaid policy (the “D&O Tail Policy”) on the Company’s current directors’ and officers’ liability insurance (the “Existing Policies”) (50% (and only 50%) of the cost of such D&O Tail Policy shall be treated as a Company Transaction Expense) from an insurance carrier with the same or better credit ratings as the Company’s current insurance carrier with respect to officers’ and directors’ liability insurance and fiduciary liability insurance. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, for so long as such “tail” policy shall be maintained in full force and effect. Notwithstanding the foregoing, in no event shall the Company expend for such D&O Tail Policy an amount in excess of 200% of the amount per annum the Company paid in its last full fiscal year for the Existing Policies, which amount is set forth in Section 4.9(b) of the Company Disclosure Letter.

(c) If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 4.9.

(d) From and after the Effective Time, the obligations set forth in this Section 4.9 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnitee (or any other person who is a beneficiary under the “tail” policy referred to in Section 4.9(b) (and their heirs and representatives)) without the prior written consent of such affected D&O Indemnitee or other person who is a beneficiary under the “tail” policy referred to in Section 4.9(b) (and their heirs and representatives). Each of the D&O Indemnitees or other persons who are beneficiaries under the “tail” policy referred to in Section 4.9(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 4.9, with full rights of enforcement as if a party thereto. The rights of the D&O Indemnitees (and other persons who are beneficiaries under the “tail” policy referred to in Section 4.9(b) (and their heirs and representatives)) under this Section 4.9 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 4.9 is not prior to or in substitution for any such claims under such policies.

4.10 Termination of Management Agreement and Other Contracts. At or prior to the Closing, the Company shall cause all Contracts and accounts between the Company or any of its Subsidiaries, on the one hand, and any Interested Party, on the other hand, to be terminated, released, canceled, paid or otherwise settled prior to the Closing, without any continuing Liability of the Company or any of its Subsidiaries thereunder, in all cases excluding (i) any employment, severance, expense reimbursement or other similar arrangements with officers or employees of the Company or any of its Subsidiaries, (ii) indemnification arrangements with directors, officers or employees of the Company or any of its Subsidiaries, (iii) any of the Transaction Documents and (iv) Contracts set forth on Section 4.10(a) of the Company Disclosure Letter. Without limiting the foregoing, no payments whatsoever are owed by the Company or any of its Subsidiaries pursuant to the Contracts set forth on Section 4.10(b) of the Company Disclosure Letter.

4.11 Tax Certificate. At or prior to the Closing, the Company shall deliver to Parent (a) a certification from the Company, dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, that the Company is not, and has not been at any time during the relevant time period, a United States real property holding company, as defined in Section 897(c)(2) of the Code, and (b) proof reasonably satisfactory to Parent that the Company has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

4.12 Resignations. On the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors and officers of the Company and/or the Subsidiaries set forth on Section 4.12 of the Company Disclosure Letter.

4.13 Employee Matters.

(a) For a period of one year following the Closing Date (or, if earlier, until the date of termination of the relevant Employee) Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, provide the individuals who immediately prior to the Effective Time are Employees of the Company and its Subsidiaries and who continue in such capacity immediately following the Effective Time (each, a “Continuing Employee”) salary or wage level, bonus opportunity and other compensation opportunity (excluding severance, equity-based compensation and benefits and long-term incentives) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

(b) For all purposes under the benefit and compensation plans, programs, agreements and arrangements of Parent (excluding equity based plans), the Surviving Corporation and their respective Subsidiaries, each Continuing Employee shall receive full credit for such Continuing Employee’s years of service with the Company and its Subsidiaries before the Effective Time to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service for purposes of eligibility and vesting and for determining vacation accrual, severance benefits and other benefits under any similar or comparable Employee Plan (except not for benefit accrual purposes under any defined benefit plan or retiree medical plan or to the extent that such credit would result in a duplication of benefits). In addition, for the plan year in which the Effective Time occurs Parent shall use commercially reasonable efforts to (i) cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each health plan that replaces an Employee Plan that is a health plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Employee Plan as of the Effective Time, and (ii) cause all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of such Employee Plan ending on the date such Continuing Employee’s participation in the corresponding replacement health plan begins to be taken into account under such plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year.

(c) If directed by the Parent in writing, effective no later than the day immediately preceding the Closing Date but contingent on the Closing, the Company and any of its Subsidiaries, as applicable, shall each approve resolutions of the Company Board or the board of directors of the Company’s applicable Subsidiary (or applicable committee thereof) to terminate any and all plans intended to include a Section 401(k) of the Code arrangement (each, a “401(k) Plan”). In connection with the termination of the 401(k) Plan, Parent shall permit each Continuing Employee to immediately participate in a 401(k) plan maintained by Parent or its Affiliates and to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code and including all participant loans in cash in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from the 401(k) Plan to such “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Affiliates. The Company shall provide Parent with evidence that each 401(k) Plan has been terminated pursuant to resolutions of the Company Board or the board of directors of the Company’s applicable Subsidiary (or applicable committee thereof), which resolutions shall be subject to the review and approval (not to be unreasonably withheld, conditioned or delayed) of Parent.

(d) Nothing in this Section 4.13, whether express or implied, shall: (i) confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates (including any Continuing Employee), any rights or remedies including any right to employment or continued employment or any term or condition of, or restrict the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to terminate the employment or service of any Person at any time and for any or no reason; (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, Contract, policy or arrangement; (iii) limit the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to amend, modify, or terminate any benefit or compensation plan, program, agreement, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iv) create any third-party beneficiary rights or obligations in any Person (including any Employee of the Company or any of its Subsidiaries) other than the Parties to this Agreement.

(e) Notwithstanding anything to the contrary contained herein, any reasonable action taken, or omitted to be taken, by Parent, the Surviving Corporation or any of their respective Subsidiaries in response to COVID-19 or any COVID-19 Measure shall not be deemed to be a breach of this Section 4.13 to the extent that such action is reasonable and necessary to protect the health and safety of individuals who are officers, directors, employees or other service providers to the Company or any of its Subsidiaries (or individuals who interact with any of the foregoing in connection with the business of the Company and its Subsidiaries) or otherwise reasonably required to protect the business, operations, assets and financial condition of the Company and its Subsidiaries.

4.14 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with the Merger, if any, shall be paid by Parent when due, whether levied on the Parent, the Company, the Surviving Corporation, any Subsidiary or any Securityholder, and Parent shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes.

4.15 No Section 338(g) Election. The Parties agree that no election pursuant to Section 338 of the Code shall be made by the Company or the Surviving Corporation with respect to the transactions contemplated under this Agreement.

4.16 Tax Return Preparation. The Company shall prepare and timely file, or shall cause to be prepared and timely filed any Tax Return that is required to be filed by or with respect to the Company on or prior to the Closing Date (“Pre-Closing Tax Returns”) and shall timely pay (or cause to be paid) all Taxes shown as due on such Pre-Closing Tax Returns. All Pre-Closing Tax Returns will be prepared in a manner consistent with the Company’s past practices and this Agreement, except as otherwise required by Applicable Law. The Company shall deliver, or cause to be delivered, to Parent for its review and comment a draft of each Pre-Closing Tax Return that is (a) an income Tax Return or (b) other Tax Return reflecting a Tax liability in excess of $250,000 at least twenty (20) days prior to the due date for filing such Tax Return (taking into account applicable extensions), or if any such Pre-Closing Tax Return is due within twenty (20) days of the date hereof, as soon as reasonably practicable, and the Company shall incorporate all changes reasonably requested by Parent to the extent such request is received by the Company within five (5) days before the due date thereof (taking into account applicable extensions).

4.17 Cooperation on Tax Matters. Parent and the Company shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such filing of Tax Returns, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

4.18 Financing Cooperation.

(a) From the date hereof until Closing, in order to assist Parent in obtaining its New Debt Financing, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries to, use and provide reasonable best efforts, at Parent’s sole expense, to cooperate with Parent and Merger Sub as reasonably requested by Parent that are customary in connection with the arrangement and implementation of the New Debt Financing, including Parent’s expectation of a concurrent or subsequent public offering of Parent’s debt securities. Such reasonable best efforts by the Company shall be limited to, at the reasonable request of Parent and Merger Sub, (i) cooperation in the preparation of any offering memorandum, prospectus, bank book, ratings agency presentations or similar documents used in connection with the syndication and marketing of the New Debt Financing; provided that (x) Parent is solely responsible for the content of any pro forma financial statements, synergies, projections or adjustments contained therein other than the content of historical financial information of the Company contained therein, (ii) furnishing Parent and its Debt Financing Sources as promptly as reasonably practicable after Parent’s request with the readily available financial statements regarding the Company and its Subsidiaries required by the debt commitment letter associated with the New Debt Financing, (iii) causing the Company’s senior management teams to participate in a reasonable number of lender presentations, due diligence sessions, “road shows”, sessions with ratings agencies and telephone conferences with prospective lenders, in each case, upon reasonable advance notice, during normal business hours, and at mutually agreed times, (iv) at least two (2) Business Days prior to Closing (to the extent requested from the Company at least ten (10) Business Days prior to the anticipated

Closing), providing all documentation and other information about the Company as is reasonably requested by the Parent which Parent’s Debt Financing Sources reasonably determines which is required with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act) and that is required under the debt commitment letter associated with the New Debt Financing (it being understood and agreed that nothing contained in this Section 4.18 shall require delivery of information by or delivery of information concerning the Sponsors or their Affiliates (other than the Company)), (v) to the extent constituting a condition to any of Parent’s Debt Financing Sources’ obligations under the debt commitment letter associated with the New Debt Financing, and as reasonably requested by Parent, using reasonable best efforts to facilitate the pledging of collateral and the granting of security interests in connection with the New Debt Financing; provided that no such action shall be effective until the Closing, (vi) facilitating the execution and delivery at the Closing of definitive documents reasonably related to the New Debt Financing on the terms contemplated by the debt commitment letter associated with the New Debt Financing, in connection with the authorization of the New Debt Financing and the definitive documentation related thereto and the execution and delivery of such definitive documentation in anticipation of the Closing (provided that all such authorization, execution and delivery shall be deemed to become effective only if and when the Closing occurs and no officer of the Company shall be required to execute any solvency certificate that is in a form other than as attached to the debt commitment letter associated with the New Debt Financing), (vii) solely as required by the terms of the New Debt Financing, assisting Parent in securing the customary cooperation of the independent accountants of the Company and its Subsidiaries and (viii) assisting Parent in obtaining legal opinions to be delivered in connection with the New Debt Financing or in connection with a public offering of Parent’s debt securities.

(b) Notwithstanding the foregoing or anything else in this Agreement to the contrary, in no event shall “reasonable best efforts” of the Company, its Subsidiaries or their respective officers, directors, employees, agents, attorneys, accountants and advisors be deemed to construe to require such Persons to and such Persons shall not be required to, (i) take any action to the extent it would unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (ii) pay any commitment or other similar fee in connection with the New Debt Financing unless and until the Closing occurs, (iii) pass resolutions or consents to approve or authorize the New Debt Financing or the execution and delivery of the definitive documentation related thereto or require the board of directors (or any similar governing body) to take any action or cause any of its representatives to waive or amend any terms of this Agreement, agree to pay any commitment, financing or other fees or reimburse any expenses or to approve the execution or delivery of any document or certificate in connection with the New Debt Financing, (iv) deliver any financial statements or other information for any period that is not otherwise specifically required hereunder, (v) take any action that will conflict with or violate their formation or organizational documents or any legal requirements or result in the contravention of, or would reasonably be expected to result in a violation or breach of, or default under, any Law or material agreement (in each case prior to the Closing), (vi) take any action that could reasonably be expected to result in any officer, director, employee, agent, attorney, accountant or advisor of the

Company or any of its Subsidiaries incurring personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the New Debt Financing (other than any such personal liability resulting from such Person’s actual fraud or willful misconduct), (vii) take any action that could reasonably be expected to cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent the right to terminate this Agreement (unless, in each case, waived in advance by Parent), (viii) incur any liability (or cause its directors, officers or employees to incur any liability) under the New Debt Financing prior to the Closing Date or (ix) cause the delivery of any legal opinions, any authorization letters or any certificate (including as to solvency or beneficial ownership) by the Company or its Subsidiaries.

(c) Parent acknowledges and agrees that none of the Company, its Subsidiaries or any of their respective directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) shall have any responsibility for, and shall not be required to incur any liability (personal or otherwise, other than any such liability resulting from actual fraud or willful misconduct) to any Person under or in connection with, the arrangement of the New Debt Financing that Parent may raise in connection with the transactions contemplated by this Agreement, and that Parent shall indemnify and hold harmless the Company, its Subsidiaries or any of their respective Representatives, directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) from and against any and all losses, liabilities, costs or expenses suffered or incurred by them in connection with the arrangement of the New Debt Financing, any cooperation efforts set forth herein and any information utilized in connection therewith. If this Agreement is validly terminated in accordance with its terms for any reason, Parent shall promptly reimburse the Company for all out-of-pocket costs or expenses incurred by the Company and its Subsidiaries in connection with cooperation provided for in this Section 4.18.

(d) Notwithstanding anything to the contrary in this Agreement, no breach or other failure to comply with this Section 4.18 by the Company, its Subsidiaries or their respective representatives shall be taken into account for purposes of determining the accuracy of the representation and warranty contained in Section 3.9. The Company, its Subsidiaries, and their respective Representatives will be deemed to be in compliance with this Section 4.18, and Parent and its Representatives shall not allege that the Company, its Subsidiaries, or their respective Representatives is or has not been in compliance with this Section 4.18, unless and until Parent provides written notice of the alleged failure to comply specifying in reasonable detail specific steps to cure such alleged failure in a commercially reasonable and practical manner (to the extent such breach may be so cured), which failure to comply has not been cured within five (5) Business Days from receipt of such written notice. Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 5.2(b), as it applies to the Company’s, its Subsidiaries’ and their Representatives’ obligations under this Section 4.18, shall be deemed satisfied if the Company’s, its Subsidiaries’ or their Representatives’ breach(es), if any, of their respective obligations under this Section 4.18 did not cause (or was not a material factor in causing) the failure of Parent to obtain the New Debt Financing.

(e) For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub acknowledges and agrees that its obligation to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the New Debt Financing or any other debt financing, the availability of any alternate debt financing, the availability of any equity financing or receipt of the proceeds therefrom.

4.19 Financing.

(a) Each of Parent and Merger Sub shall use its reasonable best efforts to do, or cause to be done, all things necessary to arrange and obtain the proceeds of the New Debt Financing as promptly as reasonably practicable on the terms and conditions described in the Debt Commitment Letter (including the “flex” provisions contained in any fee letters), including by using reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter, subject to the modifications expressly permitted hereunder, (ii) negotiate as promptly as possible, and enter into, definitive agreements relating to the New Debt Financing at or prior to the Closing (including, as necessary, the “flex” provisions contained in the any fee letters), (iii) satisfy or obtain a waiver thereof and to cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Merger Sub or their respective Representatives in the Debt Commitment Letter within their respective control, (iv) assuming that all conditions contained in the Debt Commitment Letter have been satisfied or waived, consummate the New Debt Financing at or prior to the Closing, and (v) enforce its rights under the Debt Commitment Letter. Parent shall keep the Company reasonably informed of the status of its efforts to arrange the New Debt Financing.

(b) Parent and Merger Sub shall not agree to, or permit, without the prior written consent of the Company, any assignment, amendment, supplement or modification to be made to, replacement, restatement or substitution of, or any waiver by Parent or Merger Sub of any material provision or remedy under, the Debt Commitment Letter (including with respect to any alternative financing intended to replace or be substituted for, in whole or in part, any portion of the New Debt Financing) if such assignment, amendment, supplement, modification, replacement, restatement, substitution or waiver (A) reduces the aggregate amount of the net cash proceeds of the New Debt Financing to be funded on the Closing Date, (B) imposes new or additional conditions precedent or otherwise expands, amends or modifies any of the conditions precedent to the receipt of the Financing, that would reasonably be expected to prevent, materially impede or delay the consummation of the New Debt Financing, or (C) adversely impacts the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter with respect to the New Debt Financing; provided, that Parent may amend, modify, assign, supplement, substitute, replace or restate the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents and similar entities, and grant customary approval rights to such additional lenders, lead arrangers and bookrunners, subject to the foregoing clauses (A) through (C).

(c) In the event that any portion of the New Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter for any reason whatsoever, (i) Parent shall promptly so notify the Company and (ii) Parent and Merger Sub shall use reasonable best efforts to arrange and obtain, and negotiate and enter into commitment letters and/or definitive agreements with respect to, alternative financing in an amount sufficient when added to the portion of the New Debt Financing (if any) and cash on hand that is available and will be funded at or prior to the Closing, to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses upon terms and conditions not less favorable to the Company (with respect to conditionality) and no less favorable to Parent in any material respect than those in the Debt Commitment Letter (including the “flex” provisions contained in any fee letter), as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date).

4.20 Termination of Interest Rate Hedge Confirmations. At least three (3) Business Days prior to the Closing Date, the Company shall use reasonable best efforts to deliver to Parent the Company’s good faith estimate of the aggregate amount required to fully discharge the Company’s or its Subsidiaries’ obligations under the Interest Rate Hedge Confirmations (assuming the Interest Rate Hedge Confirmations are terminated at such time). From the date hereof until the earlier to occur of the Closing and the termination of this Agreement in accordance with its terms, the Company shall use reasonable best efforts to cooperate with Parent to effect the discharge and termination of the Interest Rate Hedge Confirmations substantially concurrently with the Closing; provided that the Company will not amend the terms of any such Interest Rate Hedge Confirmations in any material respect without Parent’s written approval.

ARTICLE V

CONDITIONS TO THE MERGER

5.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent, at or prior to the Closing, of the following conditions:

(a) No Laws. No Governmental Authority of competent jurisdiction shall have enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

(b) No Orders. No Governmental Authority of competent jurisdiction shall have issued or granted any Order that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

(c) Stockholder Approval. The Requisite Stockholder Approval (inclusive of all shares of Company Common Stock held, directly, or indirectly, or otherwise controlled by each Sponsor) shall have been obtained and delivered to Parent.

(d) Antitrust Filings. All waiting periods (and extensions thereof) applicable to the Merger under the HSR Act shall have expired or otherwise been terminated.

5.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger also shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a) Representations and Warranties. (i) with respect to Section 2.7 (Company Capitalization) (other than with respect to Section 2.7(e)) such representations and warranties shall be true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such particular date), provided that if the impact of such failure of Section 2.7 (Company Capitalization) (other than Section 2.7(e)) to be true and correct in all but de minimis respects is nevertheless fully reflected in the calculation of Fully Diluted Common Shares and the Per Share Consideration such that Parent experiences no economic detriment, such inaccuracy shall not be deemed a failure to satisfy the condition set forth in this clause (i); (ii) with respect to Section 2.1 (Organization; Good Standing), Section 2.2 (Corporate Power; Enforceability), Section 2.8 (Subsidiaries), Section 2.23 (Related Party Transactions) and Section 2.24 (Brokers) (collectively, the “Specified Sections”), such representations and warranties of the Company shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all material respects as of such particular date and for the portions of all representations in the Specified Sections qualified by “Company Material Adverse Effect,” which shall be true and correct in all respects as of the Closing Date or such particular date, as applicable); (iii) other than with respect to Section 2.7(a)-(d) (Company Capitalization) and the Specified Sections, the other representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such particular date), except for any such representations and warranties where the failure to be so true and correct, individually or in the aggregate, has not had a Company Material Adverse Effect (it being understood that all “Company Material Adverse

Effect” qualifications and other qualifications based on the word “material”, or similar phrases contained in such representations and warranties other than Section 2.11(a)(ii) shall be disregarded); and (iv) Parent shall have received a certificate signed by each of the Chief Executive Officer and the Chief Financial Officer of the Company on behalf of the Company, dated the Closing Date, to the foregoing effect.

(b) Covenants. The Company shall have performed and complied in all material respects with all covenants and agreements under this Agreement required to be performed and complied with by the Company prior to the Closing and Parent shall have received a certificate signed by each of the Chief Executive Officer and the Chief Financial Officer of the Company, dated the Closing Date, to the foregoing effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred or arisen a Company Material Adverse Effect, and Parent shall have received a certificate signed by each of the Chief Executive Officer and the Chief Financial Officer of the Company on behalf of the Company, dated the Closing Date, to the foregoing effect.

(d) Payoff Letters. The Company will have obtained and delivered to Parent the Payoff Letters.

(e) Termination of Certain Agreements. The Company will have delivered the terminations described in Section 4.10.

5.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger also shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been so true and correct as of such particular date), except for any such representations and warranties where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be likely to have a Parent Material Adverse Effect (it being understood that all “Parent Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded).

(b) Covenants. Each of Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements under this Agreement required to be performed and complied with by Parent and/or Merger Sub prior to the Closing.

5.4 Waiver of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing.

5.5 Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this ARTICLE V to be satisfied if such failure primarily resulted from such party’s failure to comply with Section 4.3, Section 4.7, or Section 4.8 in all material respects.

ARTICLE VI

TERMINATION, AMENDMENT AND WAIVER

6.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the Company and Parent;

(b) by Parent or the Company if the Effective Time has not occurred before 11:59 p.m. (New York City time) on February 12, 2021 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party if (i) the failure of such party or its Affiliates to perform any of their respective covenants or agreements under this Agreement or to act in good faith, or the breach of such party’s representations and warranties set forth in his Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date and (ii) the other Party has filed an Action in compliance with Section 8.11 of this Agreement seeking specific performance to cure such failure to perform pursuant to the terms of Section 8.9;.

(c) by Parent or the Company if any Governmental Authority of competent jurisdiction (1) shall have enacted, issued or promulgated any Law that is in effect and has the permanent effect of making the Merger illegal or which has the permanent effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) shall have issued or granted any Order that is in effect and has the permanent effect of making the Merger illegal or which has the permanent effect of prohibiting or otherwise preventing the consummation of the Merger, and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to Section 6.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in the occurrence of, such restraint;

(d) by Parent if it is not in breach of its obligations under this Agreement so as to prevent a condition to Closing set forth in Section 5.1 or Section 5.3 from being satisfied and there has been a breach or inaccuracy of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 5.2(a) or 5.2(b) hereof would not be satisfied and, if such breach is capable of being cured by the Termination Date, such breach or inaccuracy has not been cured within thirty (30) calendar days after written notice by Parent to the Company specifying the nature of the breach and requesting that it be cured;

(e) by the Company if it is not in breach of its obligations under this Agreement so as to prevent a condition to Closing set forth in Section 5.1 or Section 5.2 from being satisfied and there has been a breach or inaccuracy of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Sections 5.3(a) or 5.3(b) hereof would not be satisfied and, if such breach is capable of being cured by the Termination Date, such breach or inaccuracy has not been cured within thirty (30) calendar days after written notice by the Company to Parent specifying the nature of the breach and requesting that it be cured;

(f) by Parent if the Stockholder Written Consent, executed by the holders of the Company Common Stock holding at least the number and class of shares of Company Common Stock sufficient to provide the Requisite Stockholder Approval (inclusive of all shares of Company Common Stock held, directly, or indirectly, or otherwise controlled by each Sponsor), has not been delivered to Parent within twenty-four (24) hours following the execution and delivery of this Agreement, unless prior to such termination, the Company has delivered to Parent such Stockholder Written Consent; provided, however, that the right to terminate the Agreement under this Section 6.1(f) must be exercised, if exercisable, by the end of the fifth (5th) Business Day following the execution and delivery of this Agreement.

6.2 Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 6.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other Parties hereto, as applicable, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party or their respective Representatives, if applicable; provided, however, that, the provisions of Section 4.6 (Public Disclosure), Section 6.3 (Amendment), ARTICLE VIII (General Provisions), other than Section 8.13, and this Section 6.2 (Effect of Termination) shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this ARTICLE VI. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the Parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. Notwithstanding the foregoing, no such termination shall relieve the Parties hereto for Liability for money damages for Claims for Fraud or Willful Breach of a covenant contained in this Agreement prior to its termination. For purposes of clarification, the Parties agree that if Parent and Merger Sub do not close the transactions contemplated hereby in circumstances in which all of the closing conditions set forth in Section 5.1 and Section 5.2 have been satisfied or waived, such event shall be deemed to be a Willful Breach by such Persons of this Agreement. The Company may, on behalf of its stockholders, petition a court to award money damages in connection with any Willful Breach by Parent or

Merger Sub of the terms or conditions set forth in this Agreement, and Parent and Merger Sub agree that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by the stockholders of the Company (taking into consideration relevant matters, including other combination opportunities and the time value of money). The Company may, on behalf of its stockholders, additionally enforce such award and accept damages for such breach.

6.3 Amendment. This Agreement may be amended by the Parties hereto at any time by execution of an instrument in writing signed on behalf of each party hereto; provided, however, that after the Requisite Stockholder Approval has been obtained, there shall not be any amendment of this Agreement that by Law requires further approval by the stockholders of the Company without such further approval by such stockholders. Notwithstanding anything to the contrary in this Section 6.3, no DFS Provision (or any other provision of this Agreement the amendment or waiver of which has the effect of modifying such DFS Provisions) may be amended, modified, terminated or waived in a manner that is adverse to the Debt Financing Sources without the prior written consent of such Debt Financing Sources.

6.4 Extension; Waiver. Any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other Parties hereto, (b) waive any breaches of or inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

ARTICLE VII

SURVIVAL; WAIVER

7.1 Survival of Representations, Warranties, Covenants and Agreements. All representations and warranties and all covenants and obligations that contemplate performance prior to the Closing set forth in this Agreement and the Company Disclosure Letter shall terminate at the Effective Time (the “Expiration Date”) and following the Effective Time no party hereto shall have any recourse with respect to any breach of any such representation, warranty, covenant or obligation (other than Claims for Fraud). The covenants and agreements in this Agreement that contemplate performance at or following the Closing shall survive the Closing in accordance with their respective terms only for such period as shall be required for the party required to perform under such covenant or agreement to complete the performance required thereby (except breaches of such covenants or agreements, which shall survive indefinitely or until the latest date permitted by Law). Notwithstanding anything to the contrary in this Agreement, it is the intention of the Parties, to the extent permitted by applicable Law, that the Expiration Date supersede any applicable statutes of limitations with respect to the applicable representations and warranties.

7.2 Waiver. Parent and Merger Sub (on behalf of themselves and their Affiliates and Representatives (including, following the Closing, the Surviving Corporation and the Subsidiaries of the Surviving Corporation)) hereby waive, from and after the Closing, any and all rights, claims and causes of action (other than Claims for Fraud and under any Related Agreement).

ARTICLE VIII

GENERAL PROVISIONS

8.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (i) upon receipt if delivered personally, (ii) one Business Day after it is sent by commercial overnight courier service, or (iii) upon transmission if sent via e-mail to the Parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

(a) if to Parent, Merger Sub and/or the Surviving Corporation (following the Effective Time), to:

Roper Technologies, Inc.

6901 Professional Pkwy. East, Suite 200

Sarasota, Florida 34240

Attention: John Stipancich

Telephone: (941) 556-2620

E-mail: jstipancich@ropertech.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, New York 10017

Attention: John Amorosi; Darren Schweiger

Telephone: (212) 450-4010; (212) 450-4575

E-mail: john.amorosi@davispolk.com; darren.schweiger@davispolk.com

(b) if to the Company (prior to the Effective Time), to:

Vertafore, Inc.

999 18th Street, 4th Floor

Denver, CO 80202

Attention: Amy Zupon and Jayne Rothman

E-mail: azupon@vertafore.com; jrothman@vertafore.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attention: Matthew H. O’Brien, P.C.

E-mail: obrienm@kirkland.com

and

Kirkland & Ellis LLP

555 California Street

San Francisco, CA 94104

Attention: Stuart E. Casillas, P.C.

E-mail: stuart.casillas@kirkland.com

8.2 Interpretation.

(a) Unless otherwise indicated, all references herein to Articles, Sections or Annexes, shall be deemed to refer to Articles, Sections or Annexes of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(e) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(f) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(g) References to “$” and “dollars” are to the currency of the United States of America.

(h) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(i) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(j) Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws.

(k) The Parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(l) When used herein, “ordinary course” and “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of the Company’s and its Subsidiaries’ business, consistent with past practice (provided that any action taken, or omitted to be taken, and any adjustments and modifications thereto taken in response to or as a result of COVID-19 or any COVID-19 Measure shall be deemed to be “ordinary course” and in the “ordinary course of business”) to the extent that such action is reasonable and necessary to protect the health and safety of individuals who are officers, directors, employees or other service providers to the Company or any of its Subsidiaries (or individuals who interact with any of the foregoing in connection with the business of the Company and its Subsidiaries) or otherwise reasonably required to protect the business, operations, assets and financial condition of the Company and its Subsidiaries.

(m) Reference to any agreement (including this Agreement and any Related Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof; provided that, with respect to any Material Contract listed on any Schedules (including the Company Disclosure Letter) hereto, all such amendments, modifications or supplements that, in each case, materially alter the terms of such Material Contracts must also be listed in the appropriate Schedule (other than any purchase order, statement of work or similar agreement under a master services agreement or similar agreement so long as such purchase order, statement of work or similar agreement does not materially alter the terms of such master services or similar agreement).

8.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that (a) Parent may assign all of its rights, interests and obligations hereunder to any of its controlled Affiliates, or in connection with any disposition or transfer of all or substantially all capital stock of the Surviving Corporation, without the prior written consent of any other party hereto, provided that Parent shall continue to be fully obligated under this Agreement notwithstanding any such assignment and (b) Parent may and, as of and following the Closing, any of Parent, the Surviving Corporation and its Subsidiaries may, pledge, transfer or assign its respective rights hereunder to its financing sources as collateral security, without the prior written consent of any other party hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

8.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Related Agreements, the Company Disclosure Letter and the Annexes hereto and thereto, constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

8.5 Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except for (a) the provisions of Section 4.9 (which shall be for the benefit of (among others) the D&O Indemnitees, and the D&O Indemnitees (among others) will have the rights provided for therein), (b) the rights of the Securityholders under Section 6.2 and, from and after the Effective Time, the rights of Securityholders to receive the consideration pursuant to the Merger, as set forth in ARTICLE I, (c) Section 8.13, to the extent it applies to Kirkland & Ellis LLP, (d) this ARTICLE VIII in respect of the Sections set forth under the foregoing clauses (a) through (c) and (e) with respect to the Parent’s Debt Financing Sources, Sections 6.2, 6.3, 8.5, 8.9, 8.10, 8.11, 8.12 and 8.16, and the definition of Debt Financing Sources (collectively, the “DFS Provisions”). The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 6.4 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Accordingly, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.6 Expenses. Except as may otherwise be expressly set forth herein, whether or not the Merger is consummated, all fees and expenses incurred in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby shall be the obligation of the respective Party incurring such fees and expenses.

8.7 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

8.8 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.9 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing, in no event shall the Company be directly entitled to, or permitted to seek directly, specific performance in respect of any of Parent’s Debt Financing Sources, nor shall there be any right of the Company to directly enforce specifically any of Parent’s rights under any commitment letter or any other agreements relating to the New Debt Financing.

8.10 Governing Law. This Agreement, and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the Parties hereto in the negotiation, administration, performance and enforcement hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of

Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding anything to the contrary contained in this Agreement, each of the Parties hereto agrees that, except as specifically set forth in any letter (including any commitment letter) in connection with the New Debt Financing, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement, the New Debt Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

8.11 Consent to Jurisdiction. Each of the Parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 8.1, and nothing in this Section 8.11 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably submits itself and its properties and assets to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if (and only if) the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter or is unable to timely hear an Action as a result of COVID-19 or any COVID-19 Measure, the Superior Court of the State of Delaware or any federal court sitting in the State of Delaware) for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the Parties hereto in the negotiation, administration, performance and enforcement hereof; (iii) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if (and only if) the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter or is unable to timely hear an Action as a result of COVID-19 or any COVID-19 Measure, the Superior Court of the State of Delaware or any federal court sitting in the State of Delaware) for the purpose of any such action, proceeding or counterclaim; (iv) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (v) waives any objection that it may now or hereafter have to the venue of any such action, proceeding or counterclaim in any such court or that such action, proceeding or counterclaim was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any action, proceeding or counterclaim relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding the foregoing, each Party hereto agrees that it will not bring or support any action, cause of Action whether in law or in equity, whether in contract or in tort or otherwise, against Parent’s Debt Financing Sources in any way relating to this Agreement, including any dispute arising out of any debt commitment letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom) and each party hereto submits for itself and its property with respect to such Action to the exclusive jurisdiction of such court. The parties hereto agree that process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.1 shall be deemed effective service of process on such party.

8.12 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING THE DEBT COMMITMENT LETTER AND ANY NEW DEBT FINANCING CONTEMPLATED BY PARENT) OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

8.13 Waiver of Conflicts Regarding Representation. Parent and the Company hereby agree, on their own behalf and on behalf of the Surviving Corporation and their current and future directors, managers, equityholders, stockholders, members, partners, officers, employees and Affiliates and each of their successors and assigns (all such Persons, the “Waiving Parties”), that Kirkland & Ellis LLP (or any successor thereto) may represent the Securityholders or any of their respective, direct or indirect, directors, managers, members, stockholders, partners, officers, employees, equityholders or Affiliates, in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, any agreement entered into in connection herewith or the transactions contemplated hereby notwithstanding its representation of the Company or any Subsidiary thereof, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Each of Parent and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among Kirkland & Ellis LLP, the Company, any Subsidiary of the Company and/or any Securityholder and/or any director, officer, manager, member, partner, stockholder, equityholder, employee or representative of any of the foregoing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreement entered into in connection herewith, the transactions contemplated hereby or any matter relating to any of the foregoing, in each case prior to the Closing Date, may be privileged communications and any corresponding attorney-client privilege and/or expectation of client confidence belongs solely to the Securityholders and shall be exclusively controlled thereby and shall not pass to or be claimed by Parent or the Surviving Corporation; provided, however, that in the event of any dispute between Parent, the Surviving Corporation or any of their respective Subsidiaries, on the one hand, and a third party (other than a party to the Agreement), on the other hand, after the Effective Time, the Securityholders shall not waive such attorney-client privilege without the prior written consent of Parent. Without limiting the generality of the foregoing, from and after the Effective Time, (i) the direct and indirect holders of Company Common Stock and their respective Affiliates (and not the Surviving Corporation and the Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or the Subsidiaries shall be a holder thereof (except as against third parties (other than a party to the Agreement)), (ii) to the extent that files of Kirkland & Ellis LLP in respect of such engagement constitute property of the client, only the direct and indirect holders of Company Common Stock and their respective Affiliates (and not the Surviving Corporation and the Subsidiaries) shall hold such property rights and (iii) Kirkland & Ellis LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of the Subsidiaries by reason of such engagement between Kirkland & Ellis LLP and the Company or any of the Subsidiaries or otherwise.

8.14 Acknowledgment. The Parties hereby acknowledge that, in connection with the consummation of the Merger and as part of agreeing to the fixed Equity Purchase Price contemplated hereby, Parent and Merger Sub assumed responsibility for the Liabilities of the Company and its Subsidiaries, including those (a) under certain interest rate protection, swap agreements and collar agreements, including the Interest Rate Hedge Confirmations; (b) with respect to the retention payments payable under that certain Securities Purchase Agreement, dated as of April 2, 2019 by and among Computer Solutions & Software International, LLC, Vue Software, LLC and Vertafore, Inc. and any related Ancillary Agreement (as defined therein); (c) with respect to adoption of Accounting Standards Codification 606, (d) payroll Tax liabilities deferred pursuant to Section 2302 of the CARES Act, (e) Taxes associated with deferred revenue of the Company and its Subsidiaries, (f) accrued and unpaid Taxes of the Company (including state income, sales and use Taxes and Taxes resulting from inclusion under Section 951 and Section 951A of the Code), and (g) Taxes associated with the audit of Vertafore India Private Limited (collectively, the “Specified Liabilities”). For the avoidance of doubt, none of the Specified Liabilities shall reduce the Merger Consideration.

8.15 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each of the Parties on behalf of itself and its Subsidiaries and Affiliates, acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE II (in the case of the Company) and ARTICLE III (in the case of Parent and Merger Sub) and as expressly set forth in any Related Agreement:

(i) neither such Party nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to such Party, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by such Party, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to such Party, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the other Party(ies) or any of their respective Affiliates or Representatives as having been authorized by the first such Party, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by such Party in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and such Party hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the other such Party(ies) or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each of Parent and Merger Sub, on behalf of itself, its Subsidiaries and Affiliates, acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE II or as expressly set forth in any Related Agreement, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information;

and that Parent and Merger Sub shall acquire the Company and its Subsidiaries and their respective assets without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis and “with all faults.”

Without limiting the generality of clauses (a) and (b), it is understood and agreed by Parent and Merger Sub, on behalf of themselves and their respective Affiliates, that any cost estimate, projection or other prediction, any data, any financial information or any memoranda or offering materials or presentations, including, without limitation, any memoranda and materials provided by the Company, any direct or indirect holder of Company Common Stock or any of their respective representatives, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in ARTICLE II hereof as a representation and warranty by (and only by) the Company.

8.16 Non-Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby (other than with respect to the Related Agreements), may only be made against the entities and Persons that are expressly identified as Parties to this Agreement in their capacities as such or any permitted assignees of the foregoing, and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations or warranties made or alleged to be made in connection herewith. Without limiting the rights of any party against the other Parties hereto or under the Related Agreements, subject to the terms, conditions and limitations contemplated therein, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party (for the avoidance of doubt, including any of the Securityholders). None of Parent’s Debt Financing Sources will have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the New Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder.

8.17 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other party, it being understood that all Parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

8.18 Cross Reference. The following terms are defined on the following pages of this Agreement.

Index of Defined Terms

280G Shareholder Vote	47
401(k) Plan	57
Acquisition Proposal	Annex A
Action	Annex A
Affiliate	Annex A
Aggregate Option Proceeds	Annex A
Aggregate Stockholder Proceeds	Annex A
Agreement	5
Anti-Corruption Laws	Annex A
Antitrust Law	Annex A
Bain	50
Bain Confidential Information	50
Balance Sheet Date	19
Burdensome Condition	53
Business Day	Annex A
Bylaws	14
CARES Act	Annex A
Certificate of Merger	6
Change	Annex A
Change of Control Payments	Annex A
Changes	Annex A
Charter	15
Claims for Fraud	Annex A
Class A Common Stock	Annex A
Class B Common Stock	Annex A
Closing	6
Closing Date	6
Code	Annex A
Collective Bargaining Agreement	32
Company	5
Company Board	5
Company Board Recommendation	15
Company Common Stock	Annex A
Company Disclosure Letter	14
Company Financial Statements	19
Company Intellectual Property	Annex A

Company Licensed Intellectual Property	Annex A
Company Material Adverse Effect Annex A Company Options	16
Company Preferred Stock	Annex A
Company Registered Intellectual Property	Annex A
Company Securities	17
Company Stock Certificates	9
Company Stock Plan	16
Company Transaction Expenses	Annex A
Confidentiality Agreement	Annex A
Consent	16
Continuing Employee	57
Contract	Annex A
COVID-19	Annex A
COVID-19 Measures	Annex A
D&O Indemnitees	55
D&O Tail Policy	55
DFS Provisions	72
DGCL	6
Dissenting Shares	10
Effective Time	7
Employee	Annex A
Employee Plans	30
Enforceability Exceptions	15
Environmental Law	Annex A
Environmental Permits	23
Equity Purchase Price	Annex A
ERISA	Annex A
ERISA Affiliate	30
Exchange Act	Annex A
Excluded Share	9
Existing Credit Facilities	Annex A
Existing Policies	55
Expiration Date	68

Export Control Laws	36
Family Member	Annex A
Fully Diluted Common Shares	Annex A
GAAP	Annex A
Government Closure	52
Government Official	Annex A
Governmental Authority	Annex A
Hazardous Material	Annex A
HSR Act	Annex A
Indebtedness	Annex A
Information Statement	46
Intellectual Property Rights	Annex A,
Annex A
Interested Party	35
International Employee Plans	32
Investor Restrictive Covenant Agreement 5 IP Contracts	25
IRS	Annex A
IT Assets	Annex A
Knowledge	Annex A
Law	Annex A
Leakage	Annex A
Leakage Party	Annex A
Lease	22
Leased Real Property	22
Letter of Transmittal	11
Liability	Annex A
Liens	Annex A
Lock Box Date	Annex A
made available	Annex A
Management Restrictive Covenant Agreement	5
Material Contract	Annex A
Material Counterparty	37
Merger	5
Merger Consideration	Annex A
Merger Sub	5
New Debt Financing	Annex A
Non-Recourse Party	78
Option Cancellation Agreement	9
Option Consideration	Annex A
Optionholder	Annex A

Order	Annex A
Organizational Documents	Annex A
Parent	5
Parent Arrangements	47
Parent Material Adverse Effect	Annex A
Parties	5
Party	5
Paying Agent	6
Paying Agent Agreement	6
Payment Fund	6
Payment Spreadsheet	48
Payoff Indebtedness	13
Payoff Letters	7
Per Share Consideration	Annex A
Permit	Annex A
Permitted Liens	Annex A
Permitted Recipients	50
Person	Annex A
Pre-Closing Period	Annex A
Pre-Closing Tax Returns	59
provided	Annex A
Registered Intellectual Property	Annex A
Related Agreements	Annex A
Release	Annex A
Representative	Annex A
Requisite Stockholder Approval	15
Restrictive Covenant Agreements	5
Section 280G Payments	47
Section 280G Shareholder Approval	47
Securityholder	Annex A
Software	Annex A
Specified Liabilities	76
Specified Sections	64
Sponsor	Annex A
Sponsor Confidential Information	50
Stockholder	Annex A
Stockholder Written Consent	46
Sublease	22
Subsidiaries Securities	19
Subsidiary	Annex A
Surviving Corporation	6
Tax	Annex A
Tax Authority	Annex A

Tax Returns	27
Taxes	Annex A
Technology	Annex A
Termination Date	66
Third Person	Annex A
Transactions	Annex A
Transfer Taxes	58
U.S.	Annex A

United States	Annex A
Unvested Company Options	Annex A
Vested Company Options	Annex A
Vista	50
Vista Best Practices	Annex A
Vista Confidential Information	50
Waiving Parties	75
WARN	Annex A
Willful Breach	Annex A

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed, all as of the date first written above.

ROPER TECHNOLOGIES, INC.

By:	/s/ John K. Stipancich
Name:	John K. Stipancich
Title:	Executive Vice President, General Counsel & Corporate Secretary

PROJECT V MERGER SUB INC.

By:	/s/ John K. Stipancich
Name:	John K. Stipancich
Title:	Vice President & Secretary

[Signature Page to Agreement and Plan of Merger]

PROJECT VIKING HOLDINGS, INC.

By:	/s/ Jeff Wilson
Name:	Jeff Wilson
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINED TERMS

For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or any of its Affiliates) to engage in an any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from the Company and/or any other Person(s), of any Company Common Stock (other than pursuant to the grant or exercise of equity awards to employees or consultants in the ordinary course of business); (ii) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of a material portion of the consolidated assets of the Company and its Subsidiaries taken as a whole (other than the sale or license of products in the ordinary course of business); or (iii) any merger, consolidation, business combination or other similar transaction involving the Company.

“Action” shall mean any claim or counterclaim, hearing, action, audit, lawsuit, arbitration, investigation, suit, litigation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), arbitral action or criminal prosecution or other similarly formal legal proceeding brought by or pending before any Governmental Authority.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with such other Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Option Proceeds” shall mean the aggregate amount of Option Consideration payable to all Optionholders pursuant to Section 1.6(c).

“Aggregate Stockholder Proceeds” shall mean the aggregate amount of all Per Share Consideration payable to Stockholders pursuant to Section 1.6(b).

“Anti-Corruption Laws” shall mean the U.S. Foreign Corrupt Practices Act, UK Bribery Act, and all other applicable anti-corruption Laws.

“Antitrust Law” shall mean the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other U.S. Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, NY are permitted or required by Law, executive order or governmental decree to remain closed.

“CARES Act” means H.R. 748, enacted as P.L. 116-136.

“Change of Control Payments” shall mean, excluding any payments or amounts due pursuant to Section 1.6, (i) any “single-trigger” bonus, severance (as a result of any termination of employment prior to the Transactions), retention, transaction fee or other similar payment, in each case, that is created, accelerated, accrues or becomes payable by the Company or its Subsidiaries to or on behalf of any Employee, director, present or former stockholder or consultant of the Company or any of its Subsidiaries or any of their respective Affiliates as of the Closing Date and as a result of the consummation of the Transactions and (ii) the amount of additional Taxes that are required to be paid by the Company due to lost Tax deductions as a result of the failure of the Company to seek the 280G Shareholder vote as required by Section 4.3(c).

“Claims for Fraud” shall mean claims for intentional fraud, committed with actual knowledge (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory), with respect to representations and warranties expressly set forth in this Agreement.

“Class A Common Stock” shall mean the Class A Common Stock of the Company, par value of $0.01 per share.

“Class B Common Stock” shall mean the Class B Common Stock of the Company, par value of $0.01 per share.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Common Stock” shall mean the Class A Common Stock and Class B Common Stock.

“Company Intellectual Property” shall mean any and all Intellectual Property Rights that are owned by, or purported to be owned by, filed by, or held in the name of, the Company or any of its Subsidiaries.

“Company Licensed Intellectual Property” shall mean any and all Intellectual Property Rights licensed, or purported to be licensed, to the Company or any of its Subsidiaries by a Third Person.

“Company Material Adverse Effect” shall mean any change, effect, event, violation, inaccuracy, state of facts or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that (I) has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition, assets and liabilities (taken together) or results of operations of the Company and its Subsidiaries, taken as a whole or (II) materially impairs or delays the ability of the Company to consummate the transactions contemplated hereby in accordance with this Agreement; provided, however, that, for purposes of the foregoing clause (I), no Change (by itself or when aggregated or taken together with any and all other Changes), directly or indirectly, to the extent resulting from, attributable to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes), directly or indirectly, to the extent resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world in which the Company and its Subsidiaries operate, or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world in which the Company and its Subsidiaries operate, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world in which the Company and its Subsidiaries operate;

(iii) conditions (or changes in such conditions) in the industries or the markets the Company and its Subsidiaries operate in, or changes in the general business or economic conditions affecting such industries or markets;

(iv) political or social conditions (or changes in such conditions) in the United States (including the 2020 elections in the United States) or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, disease outbreak, epidemic, pandemic (including COVID-19), weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi) changes in Law (including any COVID-19 Measures) or changes in GAAP or other accounting standards (or the interpretation thereof);

(vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (provided that the provisions of this clause (vii) shall not apply to the representations set forth in Sections 2.5, 2.6 and 2.25(a)(iii));

(viii) any actions which Parent has expressly approved, consented to or requested in writing; or the taking of any action expressly required by, this Agreement (other than compliance with Section 4.1 with respect to the obligation to operate in the ordinary course of business, provided that Parent and Merger Sub have complied with their obligation to not unreasonably withhold, condition or delay their consent as provided in Section 4.1); or the failure to take any action prohibited by this Agreement;

(ix) any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); and

(x) any reasonable actions taken, or omitted to be taken, in response to COVID-19 or any COVID-19 Measure to the extent that such action is reasonable and necessary to protect the health and safety of individuals who are officers, directors, employees or other service providers to the Company or any of its Subsidiaries (or individuals who interact with any of the foregoing in connection with the business of the Company and its Subsidiaries) or otherwise reasonably required to protect the business, operations, assets and financial condition of the Company and its Subsidiaries, or as otherwise required to be taken, or omitted to be taken, under applicable Laws;

except, in the cases of clauses (i) through (vi) above (other than in respect of COVID-19 or any COVID-19 Measures), to the extent such Changes would reasonably be expected to have a materially disproportionate impact on the financial condition, business, assets and liabilities (taken together) or results of operations of the Company and the Subsidiaries, taken as a whole, relative generally to other participants in the industries in which the Company or any of its Subsidiaries conducts business.

“Company Preferred Stock” shall mean the undesignated Preferred Stock of the Company, par value of $0.01 per share.

“Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, under obligation of assignment to, or filed in the name of the Company or any of its Subsidiaries and included in the Company Intellectual Property, but excluding any such item of Registered Intellectual Property that has been abandoned, lapsed or expired and is not capable of being revived.

“Company Transaction Expenses” shall mean the sum, without duplication, of (i) the legal, accounting, financial advisory, consulting, finders and other similar fees and expenses of third parties incurred by the Company and its Subsidiaries at or prior to the Effective Time in connection with the Transactions (including the sales process undertaken by the Company and its Affiliates that led to the execution and delivery of this Agreement) except to the extent paid prior to the Lock Box Date, (ii) the Change of Control Payments (other than any Change of Control Payments arising from Parent’s request to obtain a resignation of an officer pursuant to Section 4.13, solely to the extent the agreements giving rise to such payments have been made available to Parent), (iii) the prepayment premiums, penalties or breakage costs (but, for the avoidance of doubt, not principal or interest) in respect of the repayment of the Payoff Indebtedness and (iv) 50% of all fees, costs and expenses of the D&O Tail Policy. For the avoidance of doubt, Company Transaction Expenses shall exclude any fees or expenses incurred by Parent, Merger Sub or any of their financial advisors, attorneys, accountants, advisors, consultants or other representatives.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of May 6, 2019 between Vertafore, Inc. and Roper Technologies, Inc.

“Contract” shall mean any legally binding contract, subcontract, note, bond, mortgage, indenture, deed of trust, instrument, lease, sublease, license, sublicense or other agreement or undertaking of any nature, whether written or oral (other than any purchase order, statement of work or similar agreement under a master services agreement or similar agreement so long as such purchase order, statement of work or similar agreement does not materially alter the terms of such master services or similar agreement).

“COVID-19” shall mean the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” shall mean any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Debt Financing Sources” shall mean the Persons that have committed to provide or have otherwise entered into agreements to provide any part of the New Debt Financing and any joinder agreements, indentures, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, and any arrangers or administrative agents in connection with the New Debt Financing, together with their current and future Affiliates and their and such Affiliates’, officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents, representatives and funding sources of each of the foregoing, and their successors and assigns.

“Employee” shall mean any current, former, or retired employee, officer, manager, or director of the Company or any of its Subsidiaries.

“Environmental Law” shall mean any applicable Law relating to human health or safety (with respect to exposures to Hazardous Materials), pollution, the protection of the environment, worker health and safety (with respect to exposures to Hazardous Materials), and emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, sale, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Purchase Price” shall mean $3,029,204,263.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Existing Credit Facilities” shall mean (i) the First Lien Credit Agreement, dated as of July 2, 2018, by and among Project Viking Intermediate, LLC, as Holdings, Vertafore, Inc., as the Borrower, the lenders from time to time party thereto, the guarantors from time to time party thereto, and Nomura Corporate Funding Americas, LLC, as Administrative Agent, Collateral Agent, a Letter of Credit Issuer and a Lender, as amended, supplemented or otherwise modified, and (ii) the Second Lien Credit Agreement, dated as of July 2, 2018, by and among Project Viking Intermediate, LLC, as Holdings, Vertafore, Inc., as the Borrower, the lenders from time to time party thereto, the guarantors from time to time party thereto, and Nomura Corporate Funding Americas, LLC, as Administrative Agent and Collateral Agent, as amended, supplemented or otherwise modified.

“Family Member” means, with respect to any individual, (a) such Person’s spouse, (b) each parent, brother, sister or child of such Person or such Person’s spouse, (c) the spouse of any Person described in clause (b) above, (d) each child of any Person described in clauses (a), (b) or (c) above, (e) each trust created for the benefit of one or more of the Persons described in clauses (a) through (d) above and (f) each custodian or guardian of any property of one or more of the Persons described in clauses (a) through (e) above in his or her capacity as such custodian or guardian.

“Fully Diluted Common Shares” shall mean the sum of (a) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, plus (b) the number of shares of Company Common Stock issuable upon exercise of all Vested Company Options outstanding immediately prior to the Effective Time (but after giving effect to the Effective Time for purposes of determining whether the Company Options are Vested Company Options).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean any government or quasi-government, any administrative authority, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, including any subdivision thereof, in each case whether transnational, federal, state, county, provincial, and whether local or foreign.

“Government Official” shall mean any public or elected official or officer, employee (regardless of rank), or person acting in an official capacity on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office.

“Hazardous Material” shall mean any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos-containing materials and any substance, waste or material that is regulated or for which Liability could arise under Environmental Law, including PCB’s and petroleum.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean, with respect to any Person, any of the following, without duplication: (a) the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, breakage costs, or other similar costs, fees or expenses (if any) (assuming all such Indebtedness is repaid at Closing even if not so repaid) required to fully discharge such Person’s obligations under (i) any indebtedness of such Person for borrowed money whether or not the recourse of the lender is the whole of the assets of such Person or only to a portion and (ii) any indebtedness of such Person evidenced by notes, bonds or debentures, (b) all obligations issued or assumed as the deferred purchase price of property or services (including in respect of “earn out” obligations, other than with respect to the Company and its Subsidiaries any retention or earn-out payable under the Securities Purchase Agreement, dated as of April 2, 2019, by and among Computer Solutions & Software International, LLC, Vue Software, LLC and Vertafore, Inc. and any related Ancillary Agreement (as defined therein) assuming the maximum amount that is due in respect thereof); (c) all obligations of the Company or its Subsidiaries for the capitalized liability under all capital leases (determined in accordance with GAAP); (d) all reimbursement and other obligations under any letter of credit, banker’s acceptance or similar credit transaction that has been drawn or funded, (e) all liabilities relating to interest rate protection, swap agreements and collar agreements, in each case, to the extent payable if the applicable contract is terminated at the Closing; and (f) any guaranty by such Person of any indebtedness of any other Person of a type described in clauses (a) through (e) above. Notwithstanding the foregoing, Indebtedness shall exclude (i) any trade payables arising in the ordinary course of business, (ii) any operating lease obligations, (iii) any undrawn letters of credit, performance bonds, bankers acceptances or similar obligations, and (iv) any unpaid Company Transaction Expenses.

“Intellectual Property Rights” shall mean any and all intellectual property rights existing anywhere in the world, including any and all statutory and common law rights (and rights under treaties and conventions) in, to, or arising under the following worldwide: (i) patents and patent applications, inventions and improvements thereto (whether or not patentable, reduced to practice or made the subject of one or more pending patent applications), and invention disclosures; (ii) works of authorship, including copyrights, “moral” rights and mask work rights; (iii) trade secrets, trade dress, know how, and confidential or proprietary information and data; (iv) trademarks, trade names, logos and service marks, together with the goodwill symbolized by or associated with any of the foregoing; (v) domain names, IP addresses and social media identifiers; (vi) Technology; and (vii) any registrations or applications for registration for any of the foregoing, including any provisionals, divisions, continuations, continuations-in-part, renewals, reissuances, re-examinations, requests for continued examinations and extensions (as applicable).

“Interest Rate Hedge Confirmations” shall mean, collectively, (i) the Interest Rate Swap Confirmation, dated as of July 18, 2018, by and between Nomura Global Financial Products Inc. and Vertafore, Inc.; (ii) the Deferred Premium Interest Rate Swap Confirmation, dated as of July 17, 2018, by and between J. Aron & Company LLC and Vertafore, Inc.; and (iii) the Interest Rate Swap Confirmation, dated as of July 13, 2018, by and between J. Aron & Company LLC and Vertafore, Inc.

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, owned or controlled by the Company or any of its Subsidiaries and used in the conduct of the business of the Company or any of its Subsidiaries.

“Knowledge” shall mean with respect to the Company, the actual knowledge, after reasonable inquiry, as of the date hereof of the individuals identified on Annex F.

“Law” shall mean any applicable law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leakage” shall mean, without duplication, the sum of the following amounts to the extent paid or incurred after the Lock Box Date through the Closing (in each case, whether pursuant to a Contract or otherwise):

(a) the amount of any dividend or other distribution or payment in respect of equity (whether in cash or in kind) or any other return of capital (whether by redemption or purchase of capital stock, Company Security or otherwise) by the Company (including the amount paid to repurchase Company Options or Company Common Stock from any Employee following their termination or otherwise);

(b) (i) the amount of any fees (including management, professional services, monitoring, advisory, supervisory or other shareholder or director’s fees) or bonuses or other monetary or valuable benefits (including transaction bonuses), or reimbursement of any costs or expenses, paid by the Company or any of its Subsidiaries to or for the benefit of any Leakage Party (in each case, other than (A) any compensation or benefits, or reimbursement of reasonable costs or expenses, paid or payable to any Leakage Party who is an employee of the Company or any of its Subsidiaries to the extent permitted under this Agreement and in the ordinary course of the Company’s business consistent with past practice or pursuant to agreements set forth on Section 8 of the Company Disclosure Letter in the ordinary course of business for such Person’s services as an employee, (B) arms’ length payments to portfolio companies of Stockholders or their Affiliates made in the ordinary course of business, (C) Change of Control Payments arising from Parent’s request to obtain a resignation of an officer pursuant to Section 4.13, solely to the extent the agreements giving rise to such payments have been made available to Parent or (D) fees or expenses set forth on Section 8 of the Company Disclosure Letter) or (ii) the value of assets transferred in any sale, lease, license, distribution, transfer or other disposition of assets by or from any of the Company or any of its Subsidiaries to any Leakage Party;

(c) (x) the amount of any Indebtedness or Liability waived, cancelled, reduced, deferred, released or forgiven by the Company or any of its Subsidiaries that is owed by, or a liability of, any Leakage Party to the Company or any of its Subsidiaries, (y) the amount of any loan, advance, capital contribution or other investment by the Company or any of its Subsidiaries to or for the benefit of any Leakage Party, in each case, to the extent not repaid to the Company prior to Closing or (z) the amount of any liability assumed or guaranteed by the Company or any of its Subsidiaries on behalf of, any Leakage Party; and

(d) any amount owed by, or a liability of, the Company or any of its Subsidiaries pursuant to any agreement, arrangement or other commitment by the Company or any of its Subsidiaries or other obligations of the Company or any of its Subsidiaries with respect to any of the items described in clauses (a) to (c) above that remain unpaid as of the Effective Time.

“Leakage Party” shall mean (i) any Securityholder, or any other holder of any Company Securities or equity securities of any Subsidiary of the Company (other than the Company or one of its other Subsidiaries), (ii) any Affiliate of any Securityholder, and each of their respective Representatives (if such Representatives are acting on behalf of such Person with respect to any payment made or other benefit received by such Representatives), (iii) any Family Members of any Securityholder, or (iv) any employee, equityholder, partner, manager, member, director, officer, or controlling person of any non-natural Person described in the foregoing clauses (i) through (iii), including any investment fund, co-investment vehicle, other vehicle, client or account that is managed, sponsored or advised by, or under common control with, or that shares a general partner with, any of the foregoing.

“Liability” shall mean any debt, liability, obligation or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, disclosed or undisclosed, liquidated or unliquidated, due or to become due, or determined, determinable or otherwise.

“Liens” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest or encumbrance of any nature.

“Lock Box Date” shall mean May 31, 2020.

“made available”, “provided” or any other similar phrase shall mean that the Company or any of its representatives has emailed or posted such materials to the Project Valor virtual data room hosted by Donnelley Financial Solutions Venue and made available to Parent or its representatives during the negotiation of this Agreement, but only if so emailed or posted prior to signing of this Agreement.

“Material Contract” shall mean any of the following Contracts:

(a) agreements or group of related agreements with the same party (A) where the performance remaining thereunder involves aggregate consideration to the Company or any of its Subsidiaries in excess of $2,000,000 per annum or (B) for which the amount of deferred revenue then associated with such agreement or group of related agreements is in excess of $250,000;

(b) any employment, management, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation Contract between the Company or one of its Subsidiaries and any executive officer or other Employee at the vice president level or above, or any member of the Company Board;

(c) any Collective Bargaining Agreement;

(d) any IP Contract;

(e) any Contract containing any covenant or other provision (A) limiting the right of the Company or any of its Subsidiaries to engage in any material line of business or to compete with any Person in any line of business that is material to the Company; (B) prohibiting the Company or any of its Subsidiaries from transacting business in any way or engaging in any business with any Person or levying a fine, charge or other payment for doing so; (C) containing and limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation,” or similar provisions; (D) providing for the Company or any of its Subsidiaries to be the exclusive provider of any product or service to any Person or that otherwise involves the granting by any Person to the Company or any of its Subsidiaries exclusive rights, (E) providing for any Person to be the exclusive provider of any product or service to the Company or any of its Subsidiaries, or that otherwise involves the granting by the Company or any of its Subsidiaries to any Person of exclusive rights or (F) providing for the Company or any of its Subsidiaries to grant any Person a right of first refusal or right of first offer on the sale of any part of its material assets or business, in each case other than any such Contracts that may be cancelled without material Liability to the Company or its Subsidiaries upon notice of 90 days or less;

(f) any Contract entered into since January 1, 2017 that relates to the disposition or acquisition of material assets, properties or capital stock by the Company or its Subsidiaries outside the ordinary course of business, or any merger or business combination with respect to the Company or its Subsidiaries, in each case (A) for consideration in excess of $2,000,000 or (B) pursuant to which any Liabilities of the Company or any of its Subsidiaries remain outstanding;

(g) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other Indebtedness, or imposition of a Lien upon the assets or properties of the Company or any of its Subsidiaries other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to Subsidiaries of the Company in the ordinary course of business; and (C) extensions of credit to customers in the ordinary course of business which do not exceed $250,000;

(h) any Lease or Sublease set forth in Section 2.13(b) or Section 2.13(c) of the Company Disclosure Letter;

(i) any Contract that is a settlement or similar Agreement that imposes material obligations on the Company or any of its Subsidiaries after the date of this Agreement;

(j) any Contract that involves a joint venture, limited liability company, legal partnership or similar arrangement (excluding, for avoidance of doubt, reseller agreements and similar commercial relationships, in each case entered into in the ordinary course of business) with any Third Person;

(k) any Contract containing any support, maintenance or service obligation on the part of the Company or any of its Subsidiaries that represents recognized revenue in the fiscal year ended December 31, 2019 in excess of $2,000,000, other than those Contracts that may be cancelled by the Company without material liability to the Company or any of its Subsidiaries upon notice of 90 days or less;

(l) any Contract relating to the marketing, advertising or promotion of the Company or its Subsidiaries’ services involving annual payments in excess of $500,000;

(m) any Contract set forth or required to be set forth on Section 2.23 of the Company Disclosure Letter;

(n) any Contract with any Material Counterparty to be set forth on Section 2.26 of the Company Disclosure Letter; and

(o) any Contract that contains any provision pursuant to which the Company or any of its Subsidiaries would reasonably be expected to be obligated to indemnify or make any indemnification payments to any Person in an amount greater than $1,000,000 (other than any such contract entered into in the ordinary course of business or any such contract with any customer, vendor or supplier of the Company or any of its Subsidiaries).

“Merger Consideration” shall mean (a) the Equity Purchase Price, plus (b) the aggregate exercise price of all Vested Company Options as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the consummation of the Merger), minus (c) the amount of Company Transaction Expenses, minus (d) the amount of any Leakage.

“New Debt Financing” shall mean (a) the financing that is provided by the Debt Financing Sources to Parent pursuant to the Debt Commitment Letter to finance Parent’s acquisition of the Company via the Merger or (b) the New Notes and the Amendment (in each case as defined in the Debt Commitment Letter).

“Option Consideration” shall mean, with respect to each share of Company Common Stock underlying each Vested Company Option outstanding immediately prior to the Effective Time, an amount equal to the excess of (i) the Per Share Consideration minus (ii) the exercise price per share of Company Common Stock issuable upon exercise of such Vested Company Option.

“Optionholder” shall mean any holder of any Company Options outstanding immediately prior to the Effective Time.

“Order” shall mean any order, award, judgment, decision, decree, injunction, ruling, writ, assessment of any Governmental Authority or arbitrator (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Organizational Documents” shall mean, with respect to any Person (other than an individual), (i) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all by-laws, regulations, voting agreements, statutory books and registers and similar documents, instruments or Contracts relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Material Adverse Effect” shall mean any change, event or effect that is or would reasonably be expected to be materially adverse to Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and applicable Law as contemplated by the Parties hereto.

“Payoff Indebtedness” shall mean all outstanding Indebtedness and other obligations of the Company and its Subsidiaries under, or secured by, the Existing Credit Facilities.

“Per Share Consideration” shall mean an amount equal to the quotient obtained by dividing (a) the Merger Consideration by (b) the number of Fully Diluted Common Shares.

“Permit” shall mean any permits, licenses, grants, concessions, identification numbers, registrations, orders, decrees, certificates, authorizations, consents, approvals and franchises from Governmental Authorities.

“Permitted Liens” shall mean any of the following: (a) Liens for Taxes not yet due or payable, or that are with respect to Taxes that are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens incurred in the ordinary course of business that are not yet due or that are being contested in good faith and by appropriate proceedings and which are not, individually or in the aggregate, material; (c) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) incurred in the ordinary course of business; (d) Liens imposed by applicable Law (other than Tax Law) with respect to a liability which is not delinquent; (e) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (f) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (g) Liens or other defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) statutory, common law or contractual liens to secure landlords, lessors or renters or Liens imposed on the underlying fee interest in the Leased Real Property in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (i) nonexclusive licenses of Intellectual Property Rights entered into in the ordinary course of business consistent with past practice; and (j) Liens securing the obligations of the Borrowers and the other Loan Parties (in each case as defined in the applicable Existing Credit Facility) under each Existing Credit Facility.

“Person” shall mean an individual, corporation, partnership, association, limited liability company, trust, estate or other similar business entity or organization, including a Governmental Authority.

“Pre-Closing Period” shall mean the period from the date hereof through the earlier of (i) the Closing and (ii) termination of this Agreement in accordance with ARTICLE VI.

“Registered Intellectual Property” shall mean Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Authority or quasi-public legal authority (including domain name registrars), or any applications for any of the foregoing.

“Related Agreements” shall mean the Certificate of Merger, the Letter of Transmittal, the Restrictive Covenant Agreements, the Paying Agent Agreement and the Option Cancellation Agreements.

“Release” shall have the same meaning as under the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Section 9601(22).

“Representative” shall mean, with respect to any Person, any director, officer or employee of such Person, or any financial advisor, accountant, legal counsel, consultant or other authorized agent or representative retained by such Person.

“Securityholder” shall mean each Stockholder and Optionholder.

“Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other wok product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” shall mean BCP Viking Holdings, L.P., BCIP Viking Holdings, L.P., Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P. and VEPF VI FAF, L.P.

“Stockholder” shall mean any holder of any Company Common Stock outstanding immediately prior to the Effective Time.

“Subsidiary” shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (a) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries.

“Tax” or, collectively, “Taxes” shall mean any U.S. federal, state, local or non-U.S. net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, fringe benefits, license, withholding, payroll, employment, social security, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, registration, escheat, capital stock, social security (or similar), unemployment, disability, customs duty or other tax, governmental fee or other like assessment or charge all in the nature of a tax, together with all interest, penalties, additions to tax and additional amounts with respect thereto.

“Tax Authority” shall mean any Governmental Authority responsible for the imposition or collection of any Tax.

“Technology” shall mean all tangible items related to, constituting, disclosing or embodying any or all of the following, including all versions thereof and all technology from which such items were derived, including (i) works of authorship, including all written, audio and visual materials and Software and the related architecture and documentation; (ii) inventions (whether or not patentable), discoveries and improvements; (iii) proprietary and confidential information, trade secrets and know how; (iv) databases, data compilations and collections, and customer and technical data; (v) methods and processes; and (vi) devices, prototypes, designs and schematics.

“Third Person” shall mean any Person other than Company or any of its Subsidiaries.

“Transactions” shall mean the transactions contemplated by this Agreement, including the Merger.

“U.S.” or “United States” shall mean the United States of America.

“Unvested Company Options” shall mean those Company Options that are not Vested Company Options.

“Vested Company Options” shall mean those Company Options vested as of immediately prior to the Effective Time pursuant to the terms of the Company Stock Plan and award agreements thereunder governing such Company Options (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the consummation of the Merger, whether pursuant to the terms of such Company Option or at the election of the Company Board or a committee thereof).

“Vista Best Practices” means Vista’s and its Affiliates’ standard operating procedures and certain other proprietary and confidential information of Vista and/or any of its applicable Affiliates related thereto, including any (i) management training programs developed by Vista or any of its Affiliates, (ii) confidential white papers prepared by or at the direction of Vista or any of its Affiliates or (iii) data collected in connection with annual audits of the Company’s and its Subsidiaries’ operations related to the Vista Best Practices conducted each year during which any of the Securityholders has, directly or indirectly, owned any Company Common Stock.

“WARN” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988 and any comparable foreign, state or local law.

“Willful Breach” shall mean an action or failure to act by one of the Parties hereto that constitutes a material breach of this Agreement, and such action was taken or such failure occurred with such party’s knowledge or intention that such action or failure to act would constitute a material breach of this Agreement, and such breach (i) resulted in, or contributed to, the failure of any of the conditions set forth in ARTICLE V to be satisfied or (ii) resulted in the Closing not being consummated when the Closing should have occurred pursuant to Section 1.2.